SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

FINANCIAL STATEMENTS
PARENT COMPANY AND
CONSOLIDATED
DECEMBER 31, 2007 AND 2006
INCLUDING THE INDEPENDENT
AUDITORS´ REPORT

Directa Auditores Rua Vergueiro, 2016, 8 e 9 andares - Vila Mariana 04102-000 - São Paulo - SP Tel.: 11 2141-6300 - Fax: 11 2141-6323 www.directaauditores.com.br

TIM PARTICIPAÇÕES S.A.

CE-0077/08ING

     FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

INDEPENDENT AUDITORS´ REPORT

The Management and Stockholders
TIM Participações S.A.
Rio de Janeiro - RJ

1.
We have examined the individual (parent company) and consolidated balance sheets of TIM PARTICIPAÇÕES S.A. and its subsidiaries as of December 31, 2007 and 2006, and the related individual and consolidated statements of income, of changes in stockholders´ equity and of changes in financial position for the year then ended, all prepared under the responsibility of the management. Our responsibility is to express an opinion on these financial statements. TIM PARTICIPAÇÕES S.A. wholly owns TIM Celular S.A., who in turn wholly owns TIM Nordeste S.A. The financial statements of these subsidiaries for the years ended December 31, 2007 and 2006, which serve as a basis for investment evaluation on the equity method and also for consolidation, were audited by Ernst & Young Auditores Independentes S.S., whose unqualified opinion thereon is dated January 30, 2008. Our opinion concerning the carrying value of these investments and their effect on the income for the year and the consolidated amounts is based on the opinion of these auditors, and given the magnitude of the subsidiaries´ figures involved, required a coordinated follow-up and review of that firm´s auditing procedures.

2.
We conducted our examinations in accordance with auditing standards applicable in Brazil, which included: a) work planning, taking into consideration the Company’s relevant balances, volume of transactions and accounting and internal control systems; b) verification, on a test-basis, of evidences and records supporting the amounts and accounting information disclosed; included and c) evaluation of the most significant accounting practices used, and estimates made, by management, as well as the overall financial statements presentation;

3.
In our opinion, an based on the opinion of the independent auditors of the direct subsidiary TIM Celular S.A. and the indirect subsidiary TIM Nordeste S.A., the financial statements referred to in paragraph 1 presente fairly, in all material respects, the individual and consolidated financial position of TIM PARTICIPAÇÕES S.A. as of December 31, 2007 and 2006, the results of its operations and the changes in its stockholders´ equity and financial position, both individual and consolidated, for the year then ended, in accordance with financial practices adopted in Brazil.

4.	As commented upon in Note “3.b” and “3.d”, in 2007, TIM PARTICIPAÇÕES S.A. adopted a new accounting practice for classification of income tax incentives;

5.
Our examinations were intended as a basis for an opinion on the financial statements referred to in paragraph 1. The supplementary information contained in Note 42 – individual and consolidated statements of cash flow and value-added for the years ended December 31, 2007 and 2006 – were subjected to additional auditing procedures and are properly presented, the data therein being consistent with that used for preparing the statutory financial statements.

Rio de Janeiro, January 30, 2008.

Original report in Portuguese was signed by

Ernesto Rubens Gelbcke
CTCRC SP-071189/O-6S-RJ

A member-firm of NEXIA International

TIM PARTICIPAÇÕES S.A.

BALANCE SHEETS
DECEMBER 31, 2007 AND 2006
( IN THOUSANDS OF REAIS )

		Parent Company		Consolidated

ASSETS	2007	2006	2007	2006

Current Assets

Cash and cash equivalents	57	16,370	1,117,410	592,565
Investment in the money market (Note 5)	38,317	-	55,255	600,912
Accounts receivable (Note 6)	-	-	3,029,930	2,522,063
Inventories (Note 7)	-	-	278,126	164,108
Dividends receivable	79,196	-	-	-
Taxes and contributions recoverable (Note 8)	299	348	495,932	292,542
Deferred income tax and social contribution (Note 9)	-	-	29,429	50,450
Prepaid expenses (Note 10)	-	-	240,087	221,008
Other assets	157	61	23,981	15,676

	118,026	16,779	5,270,150	4,459,324

Non-Current Assets

Long-term assets
Investment in the money market (Note 5)	275	-	3,989	-
Taxes and contributions recoverable (Note 8)	5,887	5,656	233,482	285,681
Deferred income tax and social contribution (Note 9)	-	-	-	29,429
Escrow deposits (Note 21)	3,531	1,182	102,402	57,420
Prepaid expenses (Note 10)	-	-	7,806	13,257
Other assets	-	-	7,274	7,191

Permanent Assets
Investments (Note 11)	7,889,616	8,337,790	5,148	6,728
Property, plant and equipment (Note 12)	-	-	7,021,819	7,185,864
Intangibles (Note 13)	-	-	1,704,000	1,922,621
Deferred charges (Note 14)	-	-	190,255	232,590

	7,899,309	8,344,628	9,276,175	9,740,781

Total Assets	8,017,335	8,361,407	14,546,325	14,200,105

The accompanying notes are an integral part of these financial statements

		Parent Company		Consolidated

LIABILITIES	2007	2006	2007	2006

Current Liabilities

Suppliers – Trade payables (Note 15)	1,847	1,960	3,143,331	2,726,922
Loans and financing (Note 16)	-	-	804,011	340,762
Labor obligations (Note 17)	164	755	110,553	92,493
Taxes, rates and contributions (Note 18)	5	65	570,346	370,264
Dividends and interest on own capital payable	232,822	464,526	239,508	472,958
Authorizations payable (Note 19)	-	-	34,791	38,275
Other liabilities (Note 20)	22,998	-	136,187	93,448

	257,836	467,306	5,038,727	4,135,122

Non-current liabilities

Long-term liabilities
Loans and financing (Note 16)	-	-	1,341,858	1,879,679
Provision for contingencies (Note 21)	3,887	3,168	215,740	128,133
Actuarial liabilities (Note 36)	5,126	4,555	7,377	6,083
Authorizations payable (Note 19)	-	-	-	6,542
Asset retirement obligations (Note 22)	-	-	192,137	158,168

	9,013	7,723	1,757,112	2,178,605

Shareholders´ equity (Note 23)

Capital	7,550,525	7,512,710	7,550,525	7,512,710
Capital reserves	97,415	135,230	97,415	135,230
Revenue reserves	102,546	238,438	102,546	238,438

	7,750,486	7,886,378	7,750,486	7,886,378

Total liabilities and shareholders´equity	8,017,335	8,361,407	14,546,325	14,200,105

The accompanying notes are an integral part of these financial statements

TIM PARTICIPAÇÕES S.A.
STATEMENTS OF INCOME
 YEARS ENDED DECEMBER 31, 2007 AND 2006
 ( IN THOUSANDS OF REAIS , EXCEPT FOR EARNINGS (LOSSES) PER SHARE,
 EXPRESSED IN REAIS)

		Parent Company		Consolidated

	2007	2006	2007	2006

Gross operating revenue
Telecommunications services (Note 24)	-	-	15,376,550	11,820,276
Goods sold (Note 24)	-	-	1,838,102	2,057,283

	-	-	17,214,652	13,877,559

Deductions from gross revenue (Note 24)	-	-	(4,773,010)	(3,739,312)

Net operating revenue (Note 24)	-	-	12,441,642	10,138,247

Cost of services rendered (Note 25)	-	-	(5,297,428)	(4,122,239)
Cost of goods sold (Note 25)	-	-	(1,434,430)	(1,407,761)

Gross income	-	-	5,709,784	4,608,247

Operating revenues (expenses):
Selling (Note 26)	-	-	(3,890,925)	(3,250,951)
General and administrative (Note 27)	(10,524)	(17,814)	(1,032,793)	(954,858)
Equity pickup (Note 11)	83,364	(265,145)	-	-
Amortization of concession	-	-	(247,655)	(248,238)
Other operating revenues - net (Note 28)	1,206	1,378	7,794	47,900

	74,046	(281,581)	(5,163,579)	(4,406,147)

Operating income (loss) before financial income	74,046	(281,581)	546,205	202,100

Financial revenues (expenses):
Financial revenues (Note 29)	3,221	2,839	104,123	192,385
Financial expenses (Note 30)	(1,174)	(620)	(380,113)	(424,288)
Exchange variations, net (Note 31)	-	14	(2,861)	(55,132)

	2,047	2,233	(278,851)	(287,035)

Operating income (loss)	76,093	(279,348)	267,354	(84,935)

Non-operating income (Note 32)	2	-	(24,422)	2,526

Pretax income (loss)	76,095	(279,348)	242,932	(82,409)

Provision for income tax and social contribution (Note 33)	-	(6,194)	(166,837)	(203,133)

Net income (loss) for the year	76,095	(285,542)	76,095	(285,542)

Earnings (losses) per thousand-share lot in 2006 and per
share in 2007 (R$)	0.03	(0.12)

The accompanying notes are an integral part of these financial statements

TIM PARTICIPAÇÕES S.A.
 STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY
YEARS ENDED DECEMBER 31, 2007 AND 2006
( IN THOUSANDS OF REAIS )

		Capital Reserves			Revenue Reserves

	Capital	Special goodwil reserve	Reserve for future capital increase	Legal Reserve	Reserve for expansion	Retained earnings	Total

At December 31, 2005 (adjusted)	1,472,075	185,680	6,401	98,741	951,924	-	2,714,821

Prior years´ adjustment referring to the subsidiaries TIM Celular S.A. and TIM Nordeste S.A. (Note 3-b)	-	-	-	-	(75,922)	-	(75,922)
Capital increase through capitalization of shares of TIM Celular S.A.	5,983,784	-	-	-	-	-	5,983,784
Capital increase through reserve reclassification	56,851	(50,450)	(6,401)	-	-	-	-
Dividends proposed					(450,763)		(450,763)
Loss for the year	-	-	-	-	-	(285,542)	(285,542)
Absorption of loss for the year through:
Reserve for expansion	-	-	-	-	(285,542)	285,542	-

At December 31, 2006	7,512,710	135,230	-	98,741	139,697	-	7,886,378

Capital increase through reserve reclassification	37,815	(37,815)	-	-	-	-	-
Net income for the year	-	-	-	-	-	76,095	76,095
Appropriation of net income for the year:
Legal reserve	-	-	-	3,805	-	(3,805)	-
Dividends proposed	-	-	-	-	-	(72,290)	(72,290)
Dividends proposed using reserve for expansion	-	-	-	-	(139,697)	-	(139,697)

At December 31, 2007	7,550,525	97,415	-	102,546	-	-	7,750,486

The accompanying notes are an integral part of these financial statements

TIM PARTICIPAÇÕES S.A.
NOTES TO THE FINANCIAL STATEMENTS--CONTINUED
AS OF DECEMBER 31, 2007 AND 2006
(IN THOUSANDS OF REAIS)

TIM PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
YEARS ENDED DECEMBER 31, 2007 AND 2006
( IN THOUSANDS OF REAIS )

		Parent Company		Consolidated

				2006
	2007	2006	2007	Adjusted

RESOURCES WERE PROVIDED BY:

Net income (loss) for the year	76,095	(285,542)	76,095	(285,542)
Items not affecting net working capital:
Exchange and monetary variation and interest	(295)	(245)	51,694	14,386
Provision for contingencies	243	(47)	26,373	(17,663)
Provision for income tax contingencies	-	-	11,610	-
Equity pickup	(83,364)	265,145	-	-
Depreciation and amortization	1,580	1,580	2,323,674	2,234,437
Residual value of property, plant and equipment written off	-	-	35,798	9,656
Actuarial liabilities	571	971	1,294	2,499

Total - operations	(5,170)	(18,138)	2,526,538	1,957,773

Shareholders
Capital payment	-	5,983,784	-	5,983,784

Total – shareholders	-	5,983,784	-	5,983,784

Third parties

Decrease in long-term assets	539	12,529	139,527	145,124
Increase in long-term liabilities	-	-	15,191	103,069
Dividends receivable of subsidiaries	79,196	-	-	-
Capital reduction in Subsidiaries	450,762	-	-	-
New loans and financing	-	-	-	429,342

Total – Third parties	530,497	12,529	154,718	677,535

Total resources provided	525,327	5,978,175	2,681,256	8,619,092

RESOURCES WERE USED FOR:

Effects of merger of TIM Celular and TIM Nordeste:
Long-term assets	-	-	-	271,167
Property, plant and equipment	-	-	-	8,092,320
Deferred charges	-	-	-	274,925
Long-term liabilities	-	-	-	(1,956,619)
Shareholders´ equity	-	-	-	75,922

Total merger effect	-	-	-	6,757,715

Additions to property, plant and equipment	-	-	1,903,854	1,609,156
Additions to intangibles	-	-	29,034	-
Increase in investment through business merger	-	5,983,784	-	-
Increase in long-term assets	2,623	9,477	85,388	37,460
Long-term loans reclassified as current	-	-	543,772	231,614
Decrease in long-term liabilities	-	-	-	60,162
Dividends paid and proposed	211,987	450,763	211,987	450,763

Total resources used	214,610	6,444,024	2,774,035	2,389,155

	214,610	6,444,024	2,774,035	9,146,870

Increase (decrease) in net working capital	310,717	(465,849)	(92,779)	(527,778)

Changes in net working capital:
Current assets
At the end of the year	118,026	16,779	5,270,150	4,459,324
At the beginning of the year	16,779	172,346	4,459,324	2,332,057

	101,247	(155,567)	810,826	2,127,267

Current liabilities
At the end of the year	257,836	467,306	5,038,727	4,135,122
At the beginning of the year	467,306	157,024	4,135,122	1,480,077

	(209,470)	310,282	903,605	2,655,045
Increase (decrease ) in net working capital	310,717	(465,849)	(92,779)	(527,778)

The accompanying notes are an integral part of these financial statements

TIM PARTICIPAÇÕES S.A.
 NOTES TO THE FINANCIAL STATEMENTS--CONTINUED
AS OF DECEMBER 31, 2007 AND 2006
(IN THOUSANDS OF REAIS)

1	Operation

TIM Participações S.A. (“TIM Participações” or the “Company”), is a publicly-held company controlled by TIM Brasil Serviços e Participações S.A., a Telecom Italia Group’s company, who holds interests of 81.24% of its voting capital and 69.67% of its total capital

The Company´s main operations comprise, among other things, the control of companies exploring telecommunications services, including cellular telephones, in its concession and/or authorization areas.

Through its wholly-owned subsidiary TIM Celular S.A. (“TIM Celular”), the Company holds all the capital of TIM Nordeste S.A. (“TIM Nordeste”). TIM Celular operates as a provider of Comuted Fixed Telephone Service (STFC) of the following types: Local, Domestic Long Distance and International Long Distance, and Multimedia Communication Service (SCM) in every Brazilian state. Its subsidiary operates as a provider of Personal Mobile Service in every Brazilian state.

The services provided by the subsidiaries and the respective tariffs are regulated by ANATEL – Brazilian Telecommunications Agency – in charge of regulating all Brazilian telecommunications. The authorization for use of radiofrequency connected with the Personal Mobile Service (SMP) granted to the subsidiaries mature as follows:

TIM Celular	Expiry Date

Region 1
Amapá, Roraima, Pará, Amazonas, Rio de Janeiro e Espírito Santo	March , 2016
Region 2
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins,
Distrito Federal, Goiás, Rio Grande do Sul (except for Pelotas and
that region) and Londrina and Tamarana in the state of Paraná)	March , 2016
Region 3
São Paulo	March, 2016
Region 4
Paraná (except for Londrina and Tamarana),	September, 2012
Santa Catarina	September, 2008
Pelotas and that region in the state of Rio Grande do Sul	April, 2009

TIM Nordeste	Expiry Date

Region 1
Pernambuco	May, 2009
Ceará	November, 2008
Paraíba, Rio Grande do Norte e Alagoas	December, 2008
Piauí	March, 2009
Region 2
Minas Gerais	April, 2013
Region 3
Bahia and Sergipe	August ,2012

Renewal of authorizations

The radiofrequency licensing authorizations for the 800 MHz, 900 MHz and 1800 MHz bands referring to SMP service provision begin to expire in September 2007 (under the Term of Authorization for the State of Paraná except the Londrina and dn Tamarana municipalities) and are renewable for one more 15-year period, requiring payment at every two-year period of the equivalent to 2% (two percent) of the prior year´s revenue net of taxes, by way of investment under the Basic and Alternative Service Plans. The first payment is scheduled for April 30, 2009.

The TIM Celular´s authorization to operate in the State of Paraná, except in Londrina and Tamarana municipalities, was extended to September 3, 2022, in accordance with Act 57.5551 of April 13, 2006.

Acquisition of authorizations - 3G technology

In December 2007, under the “Licitation nº. 002/2007/SPV- ANATEL”, TIM Celular and TIM Nordeste jointly acquired for R$1,324,672 the authorizations for right to use of radiofrequencies at the sub-bands F, G and I, corresponding to all Brazilian States except the “triângulo mineiro”(*) municipalities in the State of Minas Gerais, and, relating to the 3G (UMTS) standard. These authorizations are valid for 15 years and renewable for a further 15.

The Terms of Authorization referring to the right of use of radiofrequencies acquired at the auction are due to be signed in March 2008, when the payment of 10% of the total amount will be made. The remaining 90% is to be paid in 6 equal, annual installments after a 3-year grace period, with restatement based on the Telecommunications Sectoral Index (IST), in the event of payment twelve (12) months after the delivery of Identification Documents and Tax Clearance Certificate, of Price Proposals and Accreditation Documents, plus interest at one percent (1%) p.m.

As a result of acquisition of authorizations at the auction, coverage commitments were assumed by the subsidiaries for servicing with the frequencies acquired (1.9 GHz/2.GHz) in several municipalities and in those with less than 30,000 inhabitants, not covered by SMP.

(*)	The Far Western region of the State of Minas Gerais

2	Corporate Restructuring

a.	Merger of TIM Nordeste Telecomunicações S.A. (“TIM Nordeste Telecomunicações”) into Maxitel S.A. (“Maxitel”) and of TIM Sul S.A. (“TIM Sul”)into TIM Celular S.A. (“TIM Celular”).

On June 30, 2006, at the General Extraordinary Shareholders´ Meetings of Maxitel, TIM Celular, TIM Nordeste Telecomunicações and TIM Sul the merger of TIM Nordeste Telecomunicações into Maxitel and of TIM Sul S.A. into TIM Celular was approved. On the same date, Maxitel´s name changed to TIM Nordeste, and its headquarters moved from Belo Horizonte (MG) to Jaboatão dos Guararapes (PE).

This reorganization was intended as a means to proceed with the optimization of the companies´ organizational structure, through further unification and rationalization of business and operations, concurrently with reduction of costs incurred in maintaining two separate entities. All this enabled taking advantage of intercompany synergies, with the attendant tax and financial efficiency.

b.	Merger of the companies CRC - Centro de Relacionamento com Clientes Ltda. and Blah! Sociedade Anônima de Serviços e Comércio

On March 30, 2006, at the General Extraordinary Shareholders’ Meeting of TIM Celular S.A. the incorporation of the net assets of CRC - Centro de Relacionamento com Clientes Ltda. and Blah! Sociedade Anônima de Serviços e Comércio, then wholly owned by TIM Celular S.A., was approved.

CRC operated in the call center service provision area, rendering these services to TIM Celular S.A on an exclusive basis. Blah! Sociedade Anônima de Serviços e Comércio operated in the VAS (value-added services) provision area, working basically for the Grupo Telecom Italia´s companies.

c.	Incorporation of shares of TIM Celular

On March 16, 2006, at the General Extraordinary Shareholders´ Meetings of TIM Celular and TIM Participações the incorporation of all shares of TIM Celular by TIM Participações was approved, thus converting TIM Celular into a wholly-owned subsidiary of TIM Participações.

These operations aimed at optimizing the companies´ and their subsidiaries´ organizational structure, by unifying and rationalizing their business administration and consequently reducing the related costs and increasing value for the shareholders, while enabling better use of intercompany synergy through operational combination of cellular telephone service companies operating under the name “TIM” nationwide.

3	Preparation and Presentation of the Financial Statements

a.	Preparation and disclosure criteria

The financial statements were prepared in accordance with accounting practices applicable in Brazil (BR GAAP), based on the Corporate Law (Law 6.404/76 and subsequent amendments); rules applicable to public telecommunications service concessionaires/authorized companies; CVM – Brazilian Securities Commission standards and procedures; and IBRACON – Brazilian Institute of Independent Auditors´ pronouncements.

As a publicly-held company, with American Depositary Receipts being traded on the New York Stock Exchange – USA, the Company is subject to the rules of the Securities and Exchange Commission (SEC). In order to meet its market needs, it is the Company’s principle to disclose information prepared in accordance with the BR GAAP, simultaneously to both markets in Brazilian Reais, in Portuguese and in English.

The authorization for completing the preparation of these financial statements by the management was given on January 30, 2008.

The financial statements and related explanatory notes are denominated in thousands of Reais, unless otherwise stated.

Assets and liabilities are classified as current when their realization or settlement is estimated to occur in the next twelve months. Otherwise, they are shown as non-current. Monetary assets and liabilities denominated in foreign currencies were converted into Reais at the exchange rate in effect at the balance sheet date.The translation differences were recognized in the statement of income.

b.	Adoption of a new accounting practice

Based on the Constitutive Reports nos. 0144/2003 and 0232/2003 issued by ADENE – Northeast Development Agency on March 31, 2003, the TIM Nordeste became eligible to fiscal incentive consisting of: (i) 75% reduction of income tax and non-reimbursable surtaxes for a ten-year period, from fiscal 2002 through 2011, calculated based on the exploration income arising from implementation of its installed capacity for rendering digital cellular telephone services; and (ii) reduction of 37.5%, 25% and 12.5% of income tax and non-reimbursable surtaxes for fiscal 2003, 2004-2008 and 2009-2013, respectively, calculated based on the exploration income arising from implementation of its installed capacity for rendering analogical cellular telephone services.

The Company reclassified in the consolidated financial statements, the income tax incentive recorded by its TIM Nordeste as a capital reserve under the “Income for the Year”.

c. Consolidated Financial Statements

The consolidated financial statements include assets, liabilities and the result of operations of the Company and its subsidiaries TIM Celular e TIM Nordeste, as follows:

			% Participation

		2007		2006

	Direct	Indirect	Direct	Indirect

TIM Participações
TIM Celular	100.00	-	100.00	-
TIM Nordeste	-	100.00	-	100.00

The fiscal year of consolidated subsidiaries coincide with those of of the parent company and the accounting policies were consistently applied by the consolidated companies in relation to the previous year.

The main consolidation procedures are as follows:

I.	Elimination of intercompany consolidated assets and liabilities accounts;

II.	Elimination of participation in capital, reserves and retained earnings of the subsidiaries;

III.	Elimination of intercompany revenues and expenses;

IV.	Reclassification, as income for the year, of income tax incentive originally recorded by TIM Nordeste as capital reserve.

d.	Comparability of the Financial Statements

In order to continuously improve their corporate governance level and quarterly information, and especially ensure compliance with CVM´s and international accounting practices applicable to their field of activity, the Company and its subsidiaries have analyzed the best accounting practices used in their industry. The results are changes with the effects described below and other effects on the financial statements adjusted in relation to those previously published and made available to the shareholders.

The Company reclassified related-party receivables and payables amounting to R$16,303 and R$84,064, respectively, as of December 31, 2006, according to their nature, i.e., accounts and loans receivable (under the heading “Other Assets”) and accounts payable, and the respective realization periods. In this context, the amounts referred to above, originally presented as non current assets and liabilities, were reclassified as current.

Below, a description of reclassifications and adjustments to the statements originally published in 2006:

(a)	Reclassification, as income tax expenses, of amortization of goodwill paid on privatization, previously classified as operating expenses;

(b)	Reclassification, as deductions from revenue and financial revenue, of PIS/COFINS originally classified as other operating expenses (Note 8);

(c)	Adjustment of income tax incentive recorded by the TIM Nordeste as capital reserve, under “Income for the Period” (note 3.b);

(d)	Reclassification, as cost of services rendered, of income tax on remittance originally classified as financial expense.

Consolidated 2006

	Original	(a)	(b)	(c)	(d)	Adjusted

Gross operating revenue
Telecommunications services (Note 24)	11,820,276	-	-	-	-	11,820,276
Goods sold (Note 24)	2,057,283	-	-	-	-	2,057,283

	13,877,559	-	-	-	-	13,877,559

Deductions from gross revenue (Note 24)	(3,761,446)	-	22,134	-	-	(3,739,312)

Net operating revenue (Note 24)	10,116,113	-	22,134	-	-	10,138,247

Cost of services rendered (Note 25)	(4,096,500)	-	-	-	(25,739)	(4,122,239)
Cost of goods sold (Note 25)	(1,407,761)	-	-	-	-	(1,407,761)

Gross income	4,611,852	-	22,134	-	(25,739)	4,608,247

Operating revenues (expenses):
Selling (Note 26)	(3,250,951)	-	-	-	-	(3,250,951)
General and administrative (Note 27)	(954,858)	-	-	-	-	(954,858)
Amortization of goodwill paid on privatization	(50,450)	50,450	-	-	-	-
Concession amortization	(248,238)	-	-	-	-	(248,238)
Other operating revenues, net (Note 28)	100,217	-	(52,317)	-	-	47,900

	(4,404,280)	50,450	(52,317)	-	-	(4,406,147)

Operating income before financial income	207,572	50,450	(30,183)	-	(25,739)	202,100

Financial revenues (expenses)
Financial revenues (Note 29)	162,202	-	30,183	-	-	192,385
Financial expenses (Note 30)	(450,027)	-	-	-	25,739	(424,288)
Exchange variation , net (Note 31)	(55,132)	-	-	-	-	(55,132)

	(342,957)	-	30,183	-	25,739	(287,035)

Operating loss	(135,385)	50,450	-	-	-	(84,935)

Non-operating income (Note 32)	2,526	-	-	-	-	2,526

Pretax income	(132,859)	50,450	-	-	-	(82,409)

Provision for income tax and social contribution (Note 33)	(168,824)	(50,450)	-	16,141	-	(203,133)

Loss for the year	(301,683)	-	-	16,141	-	(285,542)

e.    Supplementary information

By way of supplementary information, the Company also includes in Note 42 the statements of cash flow and value added. These statements were prepared in accordance with IBRACON NPC (Accounting Standards and Procedures) no. 20 and CFC (Federal Accounting Council) Resolution 1.010, respectively

4	Summary of the main accounting practices

a. Cash and cash equivalents

These comprise movement account balances and short-term investments in the money market realizable in up to 90 days as from the balance sheet date.

b. Short-term investments in the money market

These comprise to investments in the money market maturing in over 90 days as from the balance sheet date, which are shown at cost plus the related earnings up to the balance sheet date, and limited to market value, where applicable.

c. Accounts receivable

Accounts receivable from the telecommunications service costumers are calculated at the tariff rate ruling on the date of service-rendering, including credits for services rendered but not billed until the balance sheet date, receivables from network use and receivables from sales of cell phone sets and accessories.

d. Allowance for doubtful accounts

The allowance for doubtful accounts shown as reduction of accounts receivable is recorded based on the customer base profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on receivables.

e. Inventories

Inventories are stated at the average acquisition cost, which does not exceed the market value or net realizable value.

f. Prepaid expenses

The prepaid expenses are shown at the amount actually disbursed and not yet incurred.

The subsidized sales of sets and minimodems under the post-paid system are deferred and amortized over at least the duration of the service contract signed by clients (12 and 18 months, respectively. The contractual fine for clients who cancel their subscriptions or migrate to the prepaid system before the end of their contracts is invariably higher than the subsidy granted for sales of sets and mini modems.

g. Investments

The investments in subsidiaries are valued by the equity method. The other investments are shown at cost and reduced to the realizable value, where applicable.

The economic basis for TIM Celular goodwill, which is lineally amortized in ten years through 2010, was its expected profitability.

h.  Property, plant and equipment

The property, plant and equipment items are shown at the acquisition and/or construction cost net of accumulated depreciation, calculated on the straight-line method, over the useful life of assets involved. Any repair and maintenance costs incurred representing improvement, higher capacity or longer useful life is capitalized, whereas the others are recorded as income.

Interest and other financial charges on financing taken for funding construction work in progress (assets and facilities under construction) are capitalized up to the startup date.

The estimated costs to be incurred on disassembly of towers and equipment in property rented are capitalized and depreciated over the useful lives of these assets.

The long-term assets, especially property, plant and equipment, are periodically reviewed to determine the need for recording a provision for losses on any such items and recovery thereof.

The estimated useful lives of all property, plant and equipment items are regularly reviewed considering technological advances.

i Intangibles

Intangibles are stated at the acquisition cost, net of accumulated amortization. Amortization expenses are calculated on the straigh-line method over the useful life of assets, i.e., five years for radio frequency bands and fifteen years for use authorization.

j. Deferred charges

The deferred charges comprise pre-operating expenses and financial costs of the required working capital at the subsidiaries´ pre-operating stage, which are amortized in ten years from the date the subsidiaries become operative.

k. Liabilities

Recognized in the balance sheet when the Company has a legal obligation or one arising from past events, the settlement of which may require economic resources. Some liabilities involve uncertainties concerning the time frame and value, being estimated as incurred and recorded by means of a provision. The provisions are recorded based on the best estimates of related risks.

l. Income tax and social contribution

The provision for income tax and social contribution was calculated in accordance with pertinent legislation in force at the balance sheet date. Income tax is calculated at 15% on taxable income, plus 10% surtax on portions exceeding R$240 in a 12-month period. Social contribution is calculated at 9% on taxable income recognized on the accrual basis. As a consequence, temporarily non-deductible expenses included in the book value of income or temporarily non-deductible revenues excluded from taxable income give rise to deferred tax credits and debits.

Prepaid amounts or those which can be offset are shown as current or non-current assets, depending on the prospects of realization.

The deferred income tax and social contribution on accumulated tax losses and negative social contribution basis and on temporary differences are calculated based on the expected taxable income generation in the future, net of the provision for adjustment to the recovery value, set up in accordance with CVM Instruction 371/02.

m  Provision for contingencies

The provision is set up based on the opinion of the Company´s internal and external lawyers and management, in an amount deemed sufficient to cover probable losses and risks. Possible losses and risks are disclosed and remote losses are not disclosed.

n. Asset retirement obligations

Pursuant to the Circular Communication CVM/SNC/SEP no. 01/2007, the subsidiaries record as provisions for asset retirement obligations and estimated costs brought to present value, which will be incurred on disassembly of towers and equipment in rented properties.

o.  Revenue recognition

Service revenues are recognized as services are provided.Billings are monthly recorded. Unbilled revenues from the billing date to the month end are measured and recognized during the month in which services are provided. Revenues from prepaid telecommunication services are recognized on the accrual basis in the period of utilization. Revenues from the sale of cell phone sets and accessories are recognized as these products are delivered to, and accepted by, end-consumers or distributors. .. No revenue is recognized if its realization is very uncertain.

p. Derivative instruments

The subsidiaries enter into swap derivative contracts, accounted for on the accrual basis, in order to control exposure to the risk of exchange variation and interest rate fluctuation. Derivative instruments are recorded based on the average curve against financial revenues, and expenses and settlements paid or received are recognized as adjustments to exchange variations.

These contracts are signed with big financial institutions highly experienced in this field. The subsidiaries do not sign derivative contracts for commercial or speculative purposes.

q.  Pension plans and other post-employment benefits

The Company and its subsidiaries record the adjustments connected with the employees’ pension plan obligations according to the rules established by NPC 26 of IBRACON, approved by CVM Deliberation n°. 371, which defines the characteristics of the plan, obligations and events described in Note 36.

r. Employees´ profit-sharing

The Company and its subsidiaries monthly record a provision for employees´ profit-sharing, based on the targets disclosed to its employees and approved by the Administrative Council. These amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

s.  Use of estimates

The preparation of the financial statements in conformity with accounting practices adopted in Brazil requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the year. The actual results may differ from those estimates.

5	Short-term investments in the money market

	Parent Company	Consolidated

	2007	2007	2006

Current
CDB	38,317	55,255	459,574
Debentures	-	-	141,338

	38,317	55,255	600,912

Non-current
CDB	-	3,702	-
Federal public securities	275	275	-
Other	-	12	-

	275	3,989	-

	38,592	59,244	600,912

The company´s average yield on consolidated investments is 101.95 % of the CDI – Interbank Deposit Certificate variation – CDI.

These investments are redeemable at any time, with no significant loss on recorded yield, except in the case of long-term investments earmarked for use in connection with legal suits.

6	Accounts receivable

	Consolidated

	2007	2006

Billed services	1,189,378	757,817
Unbilled services	547,911	423,097
Network use	872,195	736,352
Goods sold	859,364	879,131
Other receivables	17,021	35,097

	3,485,869	2,831,494
Allowance for doubtful accounts	(455,939)	(309,431)

	3,029,930	2,522,063

The changes in the allowance for doubtful accounts can be summarized as follows:

	Consolidated

	2007	2006

Opening balance	309,431	69,557
Balance of merged company	-	167,817
Provision set up	595,931	451,976
Provision written off	(449,423)	(379,919)

Closing balance	455,939	309,431

During the year 2007, R$173,310 of accounts receivable from credit sales of cell phones performed in that and the previous years failed to be charged in monthly invoices. In addition to the corrective measures already taken, in September 2007 the Company wrote off R$173,310 of its receivables from goods sold, of which R$118,640 was recorded against the accounts “losses and the allowance for doubtful accounts”, and R$54,670 as deduction from revenues, both under the “Income for the Year”. In December 2007, the Company resumed collection of these cell phone credit sales.

7	Inventories

	Consolidated

	2007	2006

Cell phone sets	236,658	156,986
Accessories and prepaid card kits	21,106	3,558
TIM "chips"	40,231	22,806

	297,995	183,350

Provision for adjustment to realizable value	(19,869)	(19,242)

	278,126	164,108

8	Taxes and contributions recoverable

	Parent Company		Consolidated

	2007	2006	2007	2006

Income tax	6,009	5,656	85,487	34,739
Social contribution	-	-	25,005	4,654
ICMS	-	-	462,722	422,216
PIS / COFINS	-	-	143,697	96,858
IRRF recoverable	176	346	9,755	9,809
Other	1	2	2,748	9,947

	6,186	6,004	729,414	578,223

Current portion	(299)	(348)	(495,932)	(292,542)

Long-term portion	5,887	5,656	233,482	285,681

The parent company’s long-term portion basically refers to income tax recoverable, whereas the consolidated figure also includes ICMS on the subsidiaries´ permanent assets.

On March 13, 2006, and October 22, 2007 final sentences not subject to further appeal were given in connection with suits filed by TIM Nordeste and the incorporated subsidiary TIM Nordeste Telecomunicações against Law 9.718 of 11/27/1998, on alleged unconstitutionality thereof for expanding the basis of calculation of taxes dealt with therein, and preventing collection of PIS and COFINS on revenues other than those arising from the Company´s sales. Because of the sentences referred to above, the subsidiary´s Management recorded R$52,317 in June 2006 and R$23,424 in November 2007, referring respectively to monetarily restated PIS and COFINS credits. The counterentries were made to the original income, R$ 22,134 of tax deductions and R$ 30,183 as financial revenues, totaling R$ 52,317 referring to 2006 and R$ 23,424 as financial revenue referring to 2007.

The Company and TIM Celular are party to the same process as TIM Nordeste. However, as they have not had a final favorable sentence, no PIS and COFINS credits have been recorded. According to the Management, there is the probability of a favorable outcome for these companies. The amounts involved are R$16,342 and R$37,963, respectively, plus monetary restatement.

9	Deferred income tax and social contribution

Below, the composition of deferred income tax and social contribution:

	Consolidated

	2007	2006

Goodwill paid upon privatization	86,556	234,939
Provision for maintenance of shareholders´ equity integrity	(57,127)	(155,060)

Merger-generated tax credit	29,429	79,879

Current portion	(29,429)	(50,450)

Long-term portion	-	29,429

Merger-generated tax credit

The deferred tax asset relating to the merger-generated tax credit refers to future tax benefit under the restructuring plan started in 2000. As a counterentry to said tax is a special reserve composed of goodwill on shareholders´ equity. The tax is realized ratably to estimated future income, over the duration of the authorization granted, which is due to end by 2008. The goodwill amortization is recorded as “Provision for income tax and social contribution”.

In 2007 R$50,450 of tax benefits were amortized in connection with the above mentioned goodwill (2006 – R$50,450). Also, under the terms of the restructuring plan, the actual tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling shareholder. (Note 23-b)

On November 5, 2007, at the General Extraordinary Shareholders´ Meeting the Company approved a capital increase in the amount of R$37,815, which was realized using the tax benefit arising from amortization of this goodwill as follows: 50% at the TIM Celular in 2006, and 100% at the TIM Nordeste.

10	Prepaid expenses

	Consolidated

	2007	2006

Subsidized sale of phone sets and mini modems	176.060	160.172
Rentals	8.443	11.004
Unpublicized advertising	53.516	51.860
Financial charges on loans	5.192	8.814
Other	4.682	2.415

	247.893	234.265

Current portion	(240.087)	(221.008)

Long-term portion	7.806	13.257

11	Investments

	Parent Company		Consolidated

	2007	2006	2007	2006

Investments
Subsidiaries	7,884,488	8,331,082	-	-
Goodwill	5,128	6,708	5,128	6,708
Other	-	-	20	20

	7,889,616	8,337,790	5,148	6,728

(a) Shareholding in subsidiaries:

	2007			2006

			TIM Nordeste
	TIM Celular	TIM Celular	Telecom. (i)	Total

- Subsidiaries

Number of shares held	31.506.833.561	31.506.833.561

Shareholding – Total capital	100%	100%

Shareholders´ equity	7,884,488	8,331,082

Income (loss) for the year	83,364	(328,004)

Equity pickup	83,364	(328,004)	62,859	(265,145)

Investment amount	7,830,703	8,264,662		8,264,662
Special goodwill reserve (*)	53,785	66,420		66,420

Investment amount	7,884,488	8,331,082		8,331,082

(i)	Equity pick up in TIM Nordeste Telecomunicações merged into TIM Nordeste (Note 2-a) refers to the period from January 1 through May 31, 2006.

(*)
The special goodwill reserve recorded at TIM Nordeste and TIM Celular represents the parent company’s rights in future capitalizations. These tax benefits are connected with goodwill paid upon privatization of Tele Nordeste and Tele Celular Sul Participações S.A. This goodwill was recorded against the special goodwill reserve, under “Shareholders’ equity”. Based on projected income and the concession duration, in the first two years, amortization was at 4% p.a., the remainder being amortized on the straight-line basis over the eight years left, through 2008.

(b) Changes in investments in subsidiaries:

		TIM Nordeste Telecom.

	TIM Celular		TIM Sul	Total

Investment balance at December 31, 2005	-	1,344,174	1,344,191	2,688,365

Prior years´ adjustment	(107,044)	17,314	13,808	(75,922)
Capital increase through incorporation of shares	5,983,784	-	-	5,983,784
Capital increase through incorporation of shares	1,424,347	(1,424,347)	-	-
Capital increase through business merger	1,357,999	-	(1,357,999)	-
Equity pickup	(328,004)	62,859	-	(265,145)

Investment balance at December 31, 2006	8,331,082	-	-	8,331,082

Capital reduction (i)	(450,762)	-	-	(450,762)
Dividends	(79,196)	-	-	(79,196)
Equity pickup	83,364	-	-	83,364
			-

Investment balance at December 31, 2007	7,884,488	-	-	7,884,488

(i)	Capital reduction to enable resource flow into the parent company without change in the number of shares.

(c) Goodwill:

	Parent Company and Consolidated

	2007	2006

Goodwill on acquisition of TIM Celular´s minority shareholding	16,918	16,918
Accumulated amortization	(11,790)	(10,210)

	5,128	6,708

12	Property, plant and equipment

				Consolidated

				2007	2006

	Annual
	average
	depreciation
	rate		Accumul.
	%	Cost	Depreciation	Net	Net

Switching/transmission equipment	14,29	7,195,252	(4,348,989)	2,846,263	2,962,710
Loan-for-use handsets	50	757,288	(501,919)	255,369	327,327
Infrastructure	33,33	1,625,288	(737,835)	887,453	905,585
Leasehold improvements	33,33	108,597	(69,669)	38,928	44,500
Software and hardware	20	1,029,430	(661,873)	367,557	477,232
Assets for general use	10	320,254	(110,588)	209,666	202,606
Software licensing	20	4,067,571	(2,002,525)	2,065,046	1,818,618

Assets and installations in service		15,103,680	(8,433,398)	6,670,282	6,738,578

Plots of land		25,472	-	25,472	24,326

Construction work in progress		326,065	-	326,065	422,960

		15,455,217	(8,433,398)	7,021,819	7,185,864

The construction work in progress basically refers to the construction of new transmission units (Base Radio Broadcast Station - ERB) for network expansion.

In the year 2007, R$11,347 of property, plant and equipment was capitalized by the subsidiaries, (2006 – R$16,564) relating to financial charges on loans taken to finance the construction.

GSM technology implementation

The subsidiaries´ operate their service network using TDMA and GSM. At December 31, 2007, with the introduction of GSM technology, no provision for loss on property, plant and equipment recovery was deemed necessary, as both technologies are to remain in operation at the companies until 2008. The assets related to TDMA technology have been subjected to accelerated depreciation and must be fully depreciated by 2008.

13	Intangibles

The SMP exploitation rights can be thus shown:

		Consolidated

	Annual average
	depreciation rate
	%	2007	2006

SMP exploitation rights and radio frequency licensing	7 à 20	2,840,747	2,811,713
Capitalization charges	7,37	411,356	411,356

		3,252,103	3,223,069

Accumulated amortization		(1,548,103)	(1,300,448)

		1,704,000	1,922,621

SMP authorizations and radiofrequency

The subsidiaries’ SMP (Personal Mobile Service) authorizations are granted by the terms signed in the years from 2001 through 2004 with Anatel, for exploration of this service. Previously, the subsidiaries TIM Celular and TIM Nordeste had been granted a fifteen-year concession for the SMC (Mobile Communication Service), which was changed into authorization for the SMP in 2002. The remaining SMC authorization period, initially associated with the 800 MHz radiofrequency license is the SMP authorization period.

From 2001 through 2004, the subsidiaries were authorized by Anatel to use radio frequency blocs connected with the provision of SMP at 900 MHz and 1800 MHz.

In September 2007 TIM Celular acquired at an auction under ANATEL Licitation 001/2007-SPV- ANATEL radio frequency authorizations for the 900 MHz sub-bands in lots referring to the North and Center-West regions, states of Rio de Janeiro, Espírito Santo, Rio Grande do Sul and interior of the state of São Paulo, and for 1800MHz radiofrequency bands in the states of São Paulo and Rio de Janeiro. This investment totals R$50,000, taking into consideration the remaining period of original licenses granted for the respective regions. Until December 31, 2007 R$29,000 of the R$50,000 acquired had been recorded by the Company, as it still awaits the Steering Council´s decision on all 900 MHz lots auctioned in connection with na appeal filed by the other bidder.

14	Deferred charges

	Consolidated

	2007	2006

Preoperating expenses:
Third parties´ services	228,665	228,665
Personnel expenses	79,367	79,367
Rentals	48,914	48,914
Materials	3,439	3,439
Depreciation	10,202	10,202
Financial charges, net	46,774	46,774
Other expenses	5,990	5,990

	423,351	423,351

Accumulated amortization	(233,096)	(190,761)

	190,255	232,590

15	Suppliers – Trade payables

	Parent Company		Consolidated

	2007	2006	2007	2006

Local currency
Suppliers of materials and services	1,847	1,960	2,464,225	2,147,567
Interconnection (a)	-	-	310,977	293,700
Roaming (b)	-	-	981	14,444
Co-billing (c)	-	-	213,281	137,886

	1,847	1,960	2,989,464	2,593,597

Foreign currency
Suppliers of materials and services	-	-	93,165	94,474
Roaming (b)	-	-	60,702	38,851

	-	-	153,867	133,325

	1,847	1,960	3,143,331	2,726,922

(a)	This refers to use of network of other fixed and mobile cell telephone operators, with calls being initiated at TIM network and ended in the network of other operators.

(b)	This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network (roaming).

(c)	This refers to calls made by customers when they choose another long-distance call operator – CSP.

16	Loans and Financing

		Consolidated

	Guarantees	2007	2006

Local currency

Banco BBA Creditanstalt S.A – debit balance restated based on CDI variation plus interest at 3 3% p.a.	N.A.	-	1,694

Banco do Nordeste: financing subject to pre-fixed interest of 11.5% and a 15% and 25% bonus on charges, for payment upon maturity. This financing is the subject matter of a swap operation which changes the cost into % of the CDI daily rate varying between 69.8% and 76.90%.

	Bank surety	165,856	196,933

BNDES (Banco Nacional do Desenvolvimento Econômico e Social): ): this financing bears interest at 3.85% p.a plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Brazilian Central Bank . or of the "UMBNDES" of the Basket of Currencies. plus res. Rate 635/87 (average BNDES external funding rate). The Basket of Currencies financing was the subject matter of a swap to some 128% of the CDI monthly variation . The financing at the TJLP was the object of a swap to 85.85% of the daily CDI rate.	Direct portion: bank surety. Indirect portion: TIM Brasil surety, with part of the service collection blocked up to the amount of the loan debit balance	-	119,664

BNDES (Banco Nacional de Desenvolvimento Econômico e social): this financing bears interest at an average rate of 4.20% p.a., plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank. 44% of the TJLP financing was the object of swap to 91.43% of the daily CDI rate.	TIM Brasil Serviços e Participações S.A.´s surety with part of the service collection blocked. up to the amount of the loan debit balance	1,068,937	1,137,182

BNDES (Banco Nacional de Desenvolvimento Econômico e social): this financing bears interest at an average rate of 3.0% p.a., plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank. The TJLP financing was the object of swap to 81.80% of the daily CDI rate.

	Bank surety	48,420	51,095

Syndicated Loan (a) –the debit balance is restated based on the CDI rate variation plus a 0.90% p.a. This margin is established in accordance with the Consolidated Net Debt / Consolidated EBITDA ratio, calculated based on the financial statements of the Company.
	TIM Brasil
	Serviços e
	Participações
	S.A.´s surety	623.706	628.199

Compror 2770: Bank financing for payment of goods and services suppliers, linked to foreign currency variations. 27% of the agreements denominated in US dollars (average coupon of 6.42% p.a.) and 73% of the agreements denominated in Yen (average coupon of 0.93% p.a.) These agreements are the object of swap operations which result in cost of some 104.5% of the CDI daily rate

	N.A	235.894	63.320

Swap contracts relating to the above financing.		3.056	22.354
		2.145.869	2.220.441

Current portion		(804.011)	(340.762)
Long-term portion		1.341.858	1.879.679

The syndicated loan taken by the TIM Celular. has restrictive clauses concerning certain financial indices calculated on a half-yearly basis. and fully complied with by the borrower. The following Financial Institutions are party to this loan agreement: HSBC Bank Brasil S.A. – Banco Múltiplo, Banco ABN AMRO Real S.A., Banco BNP Paribas Brasil S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Banco Santander Brasil S.A., Banco Société Générale Brasil S.A., Banco Votorantim S.A., Unibanco – União de Bancos Brasileiros S.A.

The BNDES loan to TIM Celular S.A. for financing the mobile telephone network has restrictive clauses concerning certain financial indices, all fully complied with by the borrower in the period.

The subsidiaries entered into swap operations as a safeguard against devaluation of the Brazilian currency (“Real”) in relation to foreign currencies and changes in the fair value of financing bearing prefixed interest rates and TJLP. The terms of these swap operations are the same as those of the respective loans.

The long-term portions of loans and financing at December 31, 2007 mature as follows:

Consolidated

2009	534,081
2010	234,135
2011	232,091
2012	211,730
2013	129,821

1,341,858

17	Labor obligations

	Parent Company		Consolidated

	2007	2006	2007	2006

Salaries and fees	-	-	14	2
Payroll taxes	47	101	26,157	23,514
Vacation and bonuses payable	78	653	75,585	68,314
Employees´ withholding	39	1	8,797	663

	164	755	110,553	92,493

18	Taxes, rates and contributions

	Parent Company		Consolidated

	2007	2006	2007	2006

IRPJ and CSLL	-	-	104.848	5.830
ICMS	-	6	337.849	268.203
COFINS	-	-	42.804	36.838
PIS	-	-	9.274	7.982
ANATEL (FISTEL, FUST/FUNTTEL etc)	-	-	40.916	22.547
IRRF	1	10	2.079	2.851
ISS	4	5	20.282	20.366

Other	-	44	12.294	5.647

	5	65	570.346	370.264

19	Authorizations payable

	Consolidated

	2007	2006

SMP exploitation rights
Authorizations acquired	164.560	164.560
Payments	(168.455)	(157.219)
Monetary adjustment	38.686	37.476

	34.791	44.817
Current portion	(34.791)	(38.275)

Long-term portion	-	6.542

The monetary adjustment of payables is based on the IGP-DI rate plus interest at 1% p.m.

In October 2007, the TIM Nordeste prepaid the authorization installments maturing between 2008 and 2012.

20	Other liabilities

	Parent Company	Consolidated

	2007	2007	2006

Prepaid services to be rendered	-	107,144	86,394
Reverse split	20,669	20,669	-
Other	2,329	8,374	7,054

	22,998	136,187	93,448

21	Provision for contingencies

The Company and its subsidiaries are parties to certain lawsuits (labor, tax, regulatory and civil) arising in the normal course of their business, and have recorded provisions when management understands that the risk of loss is deemed probable, based on the opinion of their legal advisors.

The provision for contingencies and the escrow deposits made are thus composed:

			Parent Company

	Contingencies		Escrow deposits

	2007	2006	2007	2006

Civil	368	402	-	-
Labor	3,519	2,766	3,115	903
Tax	-	-	416	279

	3,887	3,168	3,531	1,182

			Consolidated

	Contingencies		Escrow Deposits

	2007	2006	2007	2006

Civil	79,639	46,895	23,220	13,172
Labor	50,008	37,930	31,989	16,395
Tax	76,159	38,927	47,193	27,853
Regulatory	9,934	4,381	-	-

	215,740	128,133	102,402	57,420

The changes in the provision for contingencies can be summarized as follows:

				Monetary
		Additions, net		adjustment in
	2006	of reversals	Paid	the year	2007

Civil	46,895	40,156	(28,597)	21,185	79,639
Labor	37,930	9,472	(953)	3,559	50,008
Tax	38,927	15,345	(1,374)	23,261	76,159
Regulatory	4,381	3,938	(4)	1,619	9,934

	128,133	68,911	(30,928)	49,624	215,740

Civil contingencies

Several legal and administrative processes have been filed against the Company by consumers, suppliers, service providers and consumer protection agencies, dealing with various issues arising in the regular course of business. It is the Company´s policy to analyze each legal or administrative process to determine whether it involves probable, possible or remote risk of contingencies. In doing so, the Company always takes into account the opinion of lawyers engaged to conduct the processes. The evaluation is periodically reviewed, with the possibility of being modified over the processes due to facts of events such as case law changes.

Consumer lawsuits

Approximately 34,400 individual lawsuits (2006 – 24,300) have been filed against the subsidiaries, mostly by consumers claiming for settlement of matters arising from their relationship with the Company. Among these, the allegedly undue collection, contract cancellation, defects of equipment and non-compliance with delivery deadlines stand out. Provisions have been set up for those processes involving probable losses.

Collective actions

There are three collective actions against subsidiaries involving the risk of probable loss, which can be summarized as follows: (i) a suit against TIM Celular claiming for the installation of a service unit for personal assistance in Rio Branco, AC.; (ii) a suit against TIM Nordeste in the state of Bahia claiming for prohibition of collection of long-distance calls originated and received between Petrolina/PE and Juazeiro/BA, because of the existing bordering areas; and (iii) a suit against TIM Celular in the state of Rio de Janeiro, involving the impossibility of collecting a fidelization fine in the event of phone set thefts. No provisions have been recorded for these contingencies, given the obligations involved therein and the impossibility of accurately quantifying possible losses at the current stage of the processes.

Labor contingencies

These refer to claims filed by both former employees in connection with salaries, salary differences and equalization, overtime, variable compensation/commissions and former employees of service providers who, based on pertinent legislation, claim for the Company´s and/or its subsidiaries´ accountability for labor obligations defaulted on by their outsourced employers.

Labor claims

Of the 2,350 labor suits filed against the Company and its subsidiaries (2006 – 1,627) over 65% involve claims against service providers, concentrated on certain companies from São Paulo, Rio de Janeiro and Recife.

Still on third parties´ claims, part of these relate to specific projects of service agreement review, often ended in rescission in 2006 and winding up of the companies and termination of employees involved. A further significant portion of contingencies refers to organizational restructuring, among which the discontinuance of the Client Relationship Centers in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel stand out. All processes involving the risk of loss have been provided for by the Company.

The probability of winning these actions and the amount of contingencies are subject to periodical reviews, taking into account the legal decisions made thereon, some regulatory changes or amendments to Case Law and Abridgement of Law issued by Superior Courts.

Tax Contingencies

IR and CSSL

In 2005, the TIM Nordeste S.A. (formerly Maxitel S.A.) was assessed by the Internal Revenue Secretariat of the State of Minas Gerais for R$126,933, for the following reasons: (i) taxation of monetary variations on swap operations and exchange variation on unsettled loans; (ii) a separate fine for default on payment of social contribution on an estimated monthly basis for the year 2002 and part of 2001; (iii) default on payment of corporate income tax on an estimated monthly basis for the year 2002; and (iv) remittance of interest (IRRF) – a voluntary denunciation without payment of arrears charges. These assessments are now being discussed by the taxing authorities. Based on its internal and external advisors´ opinion, the Management estimates probable losses on these processes at R$32,750, an amount duly provided for under “Provision for income tax and social contribution”.

In September 2003 the TIM Nordeste S.A. was assessed by the Internal Revenue Secretariat of the State of Ceará for R$12,721 referring to: (i) disallowance of R$8,402 expenses included in the IRPJ determination for the period from 1999 through 2001; (ii) R$3,208 of differences in CSLL payments for the years from 1998 through 2001; (iii) differences of R$334 and R$777, respectively, in the payment of PIS and COFINS for the years from 1998 through 2002. The Company unsuccessfully filed an impugnation and a voluntary appeal against this assessment, at the administrative level. As a consequence, based on its internal and external lawyers´ opinion the losses thereon are probable, the Management set up two provisions: one in the amount of R$11,160 for IRPJ and CSLL, under the heading “Provision for Income Tax and Social Contribution, and one in the amount of R$1,111, for PIS and COFINS, under the heading “Other Operating Expenses”.

ICMS

In 2003 and 2004 the TIM Celular was assessed by the Internal Revenue Secretariat of the State of Santa Catarina for R$46,033 (current value), mainly relating to dispute on the levying of ICMS on certain services provided. This amount is the result of several favorable sentences in administrative processes initially involving assessments of R$95,449. The Company is currently discussing these assessments with the taxing authorities. According to its internal and external lawyers, the probable losses thereon, duly provided for, amount to R$2,650.

Regulatory Contingencies

Due to an alleged default on some SMP’s provisions and quality targets defined under the PGMQ-SMP – General SMP Quality Goals Plan – ANATEL started some procedures for determining Default on Obligations – PADO, involving the subsidiaries.

The subsidiaries have endeavored to avoid being assessed, with arguments, mostly of technical and legal nature, that may contribute to reduce significantly the initial fine charged or definitively file the PADO, without sanctions. The related provision was set up based on the amount of fines charged, the risk of loss involved being classified probable (Note 39).

Contingencies involving possibles losses

Civil, Labor, Regulatory and Tax-related actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible or remote by the management and the Company’s lawyers. No provision has been set up for these contingencies.

	Consolidated

	2007	2006

Civil	85,622	67,785
Labor	76,524	42,137
Tax	935,699	656,602
Regulatory	28,014	22,868

	1,125,859	789,392

Below, the main actions involving possible risk of loss:

Civil

Collective Actions

There are two collective actions against subsidiaries involving the risk of probable loss, which can be summarized as follows: (i) a suit against TIM Nordeste in the state of Pernambuco, questioning the Company´s policy of defective phone replacement, allegedly in disagreement with the manufacturer´s warranty terms; (ii) a suit against TIM Nordeste S.A. in the state of Ceará, claiming for the Company´s obligation to replace cell phone sets which have been the subject of fraud in that state.

Other Actions and Proceedings

The TIM Nordeste is defendant in an action filed by the legal services providers, the law firm Mattos & Callumby Lisboa Advogados, in Rio de Janeiro´s 29th Civil Court. They claim for success fees allegedly due under a service agreement for filing court injunctions against interest and monetary restatement on purchase prices of TIM Nordeste S.A.´s “Band B”. As the risk of an unfavorable outcome for the Company is deemed possible by both internal and external advisors, no provision has been set up.

The TIM Celular, together with other telecommunications companies, has also been sued by GVT at the 4th Federal Audit Court. The plaintiff claims for declaration of nullity of a contractual clause dealing the VU-M amount used by the defendants by way of interconnection, which is deemed illegal and abusive and as such requiring refunding of all amounts allegedly charged in excess since July 2004. A preliminary order was granted determining the payment of VU-M on the basis of R$0.2899. As both internal and external lawyers find that the risk of loss for the subsidiary is possible, no provision has been set up.

Labor

Labor claims

A substantial portion of contingencies refers to organizational restructuring, among which the discontinuance of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel stand out.

Among the labor suits involving the possibility of loss, the civil public action filed by the State of Minas Gerais´s Public Labor 3rd Region, on the charge of irregular outsourcing practices and collective damages is worth mentioning

Also worth noting are the processes filed in the state of Paraná, involving claims for indemnity in connection with labor registration cards. According to an internal rule, TELEPAR undertook to supplement retirement benefits of employees hired until 1982, having proposed to comply with this obligation through payment of a certain amount in cash, before the privatization process. Some of its former employees, however, have questioned this transaction, and were granted their claims, in certain cases.

Social Security

The TIM Celular received in São Paulo a Debit Assessment Notice referring to an alleged irregularity in the payment of contributions to social security levied on Employees´ Profit-Sharing plan in the amount of R$2,131. After filing its administrative defense, the subsidiary awaits the outcome of the process.

Taxes

IR and CSLL

On October 30, 2006, the TIM Nordeste was assessed for R$258,144 under a single administrative process referring to IRPJ, CSL and a separate fine, for different reasons. Most of the assessment refers to amortization of goodwill determined at a Telebrás System privatization auction and the related tax deductions. Under Law 9.532/97, art. 7, the proceeds of goodwill amortization can be included in the taxable income of a company resulting from merger or split, whereby one company holds investment in the other, and pays for it using the goodwill determined based on the investee´s expected profitability. Also, this is a usual operation performed in accordance with CVM Instruction 319/99.

After timely challenging these assessment notices the TIM Nordeste now awaits the taxing authorities´ decision on the matter. In March 2007, by means of a Fiscal Information Report, the Recife/PE´s Internal Revenue Secretariat informed TIM that the amounts of IRPJ, CSL and a separate fine totaling R$73,027 (principal and separate fine) had been excluded from the assessment notice. As a consequence, this assessment was partially reduced, the discussion on the remainder being transferred to 160 compensation processes, currently totaling R$85,562. Based on its internal and external lawyers´ opinion, the Company has not set up a provision for the above mentioned processes.

PIS and COFINS

In 2004, the TIM Nordeste was assessed in connection with PIS and COFINS due on exchange variation arising from revenue generated in 1999. Both assessment notices amounted to R$30,913. Because this is a controversial matter involving interpretation of applicable legislation, a provision was set up, in 2004, for the same amount. On March 13, 2006, a decision not subject to further appeal was issued on the action filed by the company against Law 9718 of November 27, 1998. The company alleged that this law was unconstitutional concerning the expansion of the tax basis of calculation, preventing the collection of PIS and COFINS on non-operating revenue. In view of the final decision, the Management of the TIM Nordeste requested extinction of the tax assessment against the subsidiary, concerning PIS and COFINS on exchange variation, and reversed in 2006, the provision set up in 2004 (Note 28).

In April 2007, the amount of PIS on exchange variation claimed was reduced by R$5,293, after the declaration of unconstitutionality obtained with the sentence was recognized administratively. The remainder – R$25,620 – is now under discussion. The subsidiary awaits the recognition, at administrative level, of the impossibility of collecting the remaining of COFINS infraction, after the sentence was issued.

ICMS

In 2006, the TIM Nordeste was assessed by the taxing authorities from the State of Piauí for R$7,308, in connection with the payment of a difference between intrastate and interstate ICMS rate on fixed assets items for use and consumption and the determination of ICMS basis of calculation for acquisition of goods intended for sale. The Company is impugning these assessments at administrative level, and according to its internal and external lawyers, there is possible risks of loss, which is why no provision has been set up.

In November 2007, TIM Celular was assessed by the State of Rio de Janeiro´s taxing authorities for R$ 38,274, for allegedly having taken undue ICMS credit from acquisition of fixed assets without application to monthly installments of a coefficient calculated ratably to the goods dispatched subjected to tax and the total goods dispatched. This assessment is being impugned by the Company at administrative level. Based on its internal and external lawyers´ opinion, the Company has not set up a provision for losses thereon;

In November 2007, TIM Celular was assessed by the State of Rio de Janeiro´s taxing authorities for R$ 17,241 for defaulting on payment of ICMS and Contribution to the “Fundo Estadual de Combate à Pobreza e Desigualdades Sociais” (State Fund for Fighting Poverty and Social Inequalities) allegedly due on international roaming services. This assessment is being impugned by the subsidiary at administrative level. Based on its internal and external lawyers´ opinion, the Company has not set up a provision for losses thereon;

In November 2007 TIM Celular was assessed by the State of São Paulo taxing authorities for R$ 151,017, for allegedly having failed to include conditional discounts granted to clients in the ICMS basis of calculation. Also, this subsidiary was fined for delivery of digital files allegedly containing incomplete information on operations and services rendered in the January-December 2003 period. This assessment is being impugned by the subsidiary at administrative level. Based on its internal and external lawyers´ opinion, the Company has not set up a provision for losses thereon.

ISS

Also, on December 20, 2007, TIM Celular was assessed by the State of Rio de Janeiro´s taxing authorities for R$66,634 for allegedly failing to pay ISS on the following services: technical programming; administrative plan cancellation services; telephone directory aid service and provision of data and information; and network infrastructure sharing. This assessment is being impugned by the Company at administrative level. Based on its internal and external lawyers´ opinion, the Company has not set up a provision for losses thereon.

FUST – Telecommunications Service Universalization Fund

On December 15, 2005, Anatel issued its Summary no. 07 aimed at collecting contributions to the FUST out of interconnection revenues earned by providers of telecommunications services, as from the date of enactment of Law 9998 of August 17, 2000. The Company still believes that based on applicable legislation (including the sole paragraph of article 6 of Law 9998/00), the above revenues are not subject to the FUST charges, and accordingly, the Management has taken the necessary measures to protect their interests. In October and November 2006, ANATEL assessed the Company´s subsidiaries for R$31,338 referring to FUST on interconnection revenues and arrears fine, all because of “Súmula” 07/05. From September to December 2007, ANATEL issued several assessment notices against the Company´s subsidiaries totaling R$18,623, in connection with FUST allegedly due on interconnection revenues for the year 2002. ANATEL claims for FUST collection on interconnection revenues is currently suspended, due to a favorable sentence to the subsidiaries.

FUNTTEL – Telecommunications Technological Development Fund

The Ministry of Communications assessed the TIM Celular and TIM Nordeste for R$10,662 claiming for FUNTTEL amounts allegedly due on interconnection revenues for the years 2001 and 2002. At the same time an arrears fine was imposed on these subsidiaries. In these companies´ opinions, the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the Company´s interests in this case of default on FUNTTEL allegedly due on interconnection revenues, based on the same arguments used for the FUST process. The claims for FUNTTEL collection on interconnection revenues is currently suspended, due to a writ of mandamus favorable to the subsidiaries.

Regulatory Proceedings

The TIM Celular is authorized to render SMP in the state of Paraná (except in Londrina and Tamarana) for an indefinite period, and accordingly to use the SMP-related radio frequencies. In 2006, under the Term of Authorization no. 002/2006/PVCP/SPV- ANATEL the latter authorization was extended for 15 years from the end of the original validity period, i.e., through September 3, 2022.

Because of the extension of authorization for use of SPM-related radio frequencies under the Term of Authorization no. 002/2006/PVCP/SPV- ANATEL issued in accordance with Act 57.551, of April 13, 2006, the Company was in its opinion unduly required by ANATEL to pay for a new Installation Inspection Fee (TFI) referring to all its mobile stations in operation in the service provision area, although all these stations had already been licensed at the cost of R$80,066.

This requirement, according to ANATEL, would be justified by application of art. no. 9, III of Resolution 2555, which provides for issuance of new licenses if the validity period is renewed. However, as the Company does not find that this legal provision is correctly applied, the collection in question was timely impugned at administrative level, so that simultaneously the collection can be questioned and the collection suspended until a final decision is reached by ANATEL.

22	Asset retirement obligation

The changes in the asset retirement obligation can be thus shown:

	Consolidated

	2007	2006

Opening balance	158,168	115,211

Balance at January 1, 2006 referring to merged companies	-	282,216
Additions during in the year, net of reduction	15,190	50,232
Monetary adjustment in the year	18,779	26,594
Revision of estimate at December 2006	-	(316,085)

Closing balance	192,137	158,168

The asset retirement obligation were brought to present value, the result being financial expenses of R$18,779 reflected in 2007 (2006 – R$26,594).

23	Shareholders´ equity

a.	Capital

As deliberated upon by the Administrative Council, regardless of the statutory reform, the Company is authorized to increase its capital by up to 2,500,000,000 (two billion and five hundred million) common or preferred shares.

On May 30, 2007 at the General Extraordinary Shareholders´ Meeting, the Company approved the reverse split of all shares issued by the Company at the following ratio: 1,000 existing shares to 1 of the related kind. In the period from June 1, 2007 to July 2, 2007, the shareholders adjusted their ownership positions to lots of multiples of 1,000 hares per kind, in a private negotiation at BOVESPA (São Paulo Stock Exchange) or the counter market, at their free and exclusive discretion.

On September 18, 2007, an auction was conducted at BOVESPA for sale of 2,285,736 shares (of which 1,185,651 common shares under the TCSL3 code and 1,100,085 preferred shares under the TCSL4 code) corresponding to fractions resulting from the reverse split. The proceeds of the sale – R$20,689 – are available to the shareholders owning these fractions at any branch of Banco ABN AMRO Real S.A. (Note 20).

Capital subscribed and paid-in as of December 31 comprises shares without par value, thus distributed:

	2007	2006

Number of common shares	794.991.669	793.544.276.988
Number of preferred shares	1.538.972.494	1.536.170.582.578

	2.333.964.163	2.329.714.859.566

b.	Capital reserves

Special Goodwill Reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with no need for issuance of new shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their shareholdings, by type and class, at the time of new issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

c.	Revenue Reserves

Legal Reserve

This refers to the 5% (five percent) of net income for every year ended December 31 to be appropriated to the legal reserve, which should not exceed 20% (twenty percent) of capital.. Also, the Company is not authorized to set up a legal reserve when it exceeds 30% (thirty percent) of capital plus capital reserves. This reserve can be used only for capital increase or compensation of accumulated losses.

Reserve for Expansion

This reserve , which is set up based on paragraph 2, article 40 of the by-laws and article 194 of Law 6.404/76, is intended to fund investment and network expansion projects.

In 2007 part of this Reserve for Expansion – R$450,763 – was realized as dividends for the year 2006.

The Company´s management proposes realizing the remainderg of the “Reserve for Expansion” in the amount of R$139,697 as of December 31, 2007, by way of dividend distribution (Note 23 – d).

d.	Dividends

Dividends are calculated in accordance with the Company´s by-laws and the Brazilian Corporate Law (“Lei das Sociedades por Ações”).

As stipulated in its by-laws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting and take priority on (i) the payment of capital at no premium, and (ii) payment of a minimum noncumulative dividend of 6% p.a. on the total obtained from dividing the capital stock representing this type of shares by the total number of the same class of shares issued by the Company.

In order to comply with Law 10.303/01, the Company’s bylaws were amended, including the First Paragraph of Section 10, which ensures the holders of preferred shares, every year, the right to receive stock dividends corresponding to 3% (three percent) of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, described in the preceding paragraph.

The proposed dividends at December 31, 2007 represent 100% of the adjusted income for that year distributed to holders of preferred shares and the proportionate distribution of the Reserve for Expansion balance to holders of common and preferred shares, as follows:

2007

Net income for the year	76,095
(-) Legal reserve set up	(3,805)

Net income – adjusted	72,290

Statutory Minimum Dividend for preferred shareholders
Minimum dividends calculated based on 25% of adjusted income	18,073
(+) Supplementary dividends to income distributed	54,217

(=) Dividends referring to income distribution	72,290
(+) Distribution of 100% of the reserve for expansion	139,697

Total dividends proposed (fully to preferred shareholders and
corresponding to the total revenue reserves available for distribution)	211,987

Dividends per share (expressed in Reais)
Preferred shares	0,1377

According to by-laws, the Company, minimum not cumulative dividends, calculated in 6% of the capital stock would be R$298.720. However, management proposes to distribute all available profit and reserves on December 31, 2007, as dividends to preferred shareholders.

Despite the losses borne by the Company in the year ended December 31, 2006, the Management proposed to realize part of the Reserve for Expansion - R$450,763 – to distribute dividends. The proposed dividends of preferred shares were calculated at the rate of 6% on the results of the division of subscribed capital split by the total number of shares issued by the Company. Under this criterion, the resulting amount is higher than that determined based on the net worth per share described in the preceding paragraph. Additionally, as shown below, according to art. 47 of its by-laws, the Company proposed to adopt the same criterion for common shares:

2006

Capital	7,512,710

Dividends: 6%	450,763

Dividends – preferred shares	297,225
Dividends – common shares	153,538

Total dividends proposed	450,763

Dividends per 1.000 shares (in Reais)
Common shares	0,1935
Preferred shares	0,1935

The balance of dividends and interest on own capital as of December 31, 2007 includes the following prior years´ amounts: R$20,835 (2006 - R$13,763) at the parent company and R$27,521 (2006 - R$22,195) consolidated.

24	Net operating revenue

		Consolidated

	2007	2006

Telecommunications service revenue – Mobile
Subscription	444,156	580,277
Utilization	7,267,947	5,476,107
Network use	4,466,525	3,439,305
Long distance	1,889,708	1,351,150
VAS – Additional services	1,217,111	886,181
Other	91,062	87,256

	15,376,509	11,820,276

Telecommunications service revenue - Fixed	41	-

Telecommunications service revenue - Mobile and Fixed	15,376,550	11,820,276

Goods sold	1,838,102	2,057,283

Gross operating revenue	17,214,652	13,877,559

Deductions from gross revenue
Taxes	(3,580,412)	(2,899,699)
Discounts given	(1,018,993)	(665,342)
Returns and other	(173,605)	(174,271)

	(4,773,010)	(3,739,312)

	12,441,642	10,138,247

25	Cost of services rendered and goods sold

		Consolidated

	2007	2006

Personnel	(99,484)	(106,825)
Third parties´ service	(224,362)	(280,165)
Interconnection charges	(3,491,292)	(2,254,799)
Depreciation and amortization	(1,332,855)	(1,324,843)
Telecommunications surveillance fund (FISTEL)	(6,775)	(10,618)
Other	(142,660)	(144,989)

Cost of services rendered	(5,297,428)	(4,122,239)

Cost of goods sold	(1,434,430)	(1,407,761)

Total cost of services rendered and goods sold	(6,731,858)	(5,530,000)

26	Selling expenses

		Consolidated

	2007	2006

Personnel	(337,053)	(300,389)
Third parties´ services	(1,622,047)	(1,347,196)
Advertising expenses	(308,790)	(317,534)
Loss and allowance for doubtful accounts	(714,571)	(451,976)
Telecommunications surveillance fund	(502,794)	(410,756)
Depreciation and amortization	(327,222)	(325,038)
Other	(78,448)	(98,062)

	(3,890,925)	(3,250,951)

27	General and administrative expenses

	Parent Company			Consolidadted

	2007	2006	2007	2006

Personnel	(2,351)	(5,646)	(188,860)	(187,676)
Third parties´ services	(7,404)	(11,757)	(365,272)	(362,173)
Depreciation and amortization	-	-	(414,234)	(332,825)
Other	(769)	(411)	(64,427)	(72,184)

	(10,524)	(17,814)	(1,032,793)	(954,858)

28	Other operating revenues - net

	Parent Company			Consolidated

	2007	2006	2007	2006

Revenues
Fines – Telecommunications services	-	-	66,567	50,913
Reversal of the provision for
contingencies (a)	903	487	2,210	39,754
Dividends prescribed	3,554	2,757	5,145	4,523
Other operating revenues	5	491	6,873	28,645

	4,462	3,735	80,795	123,835

Expenses
Amortization of deferred charges	-	-	(128)	(1,913)
Taxes, rates and contributions	(329)	(301)	(9,899)	(29,130)
Goodwill amortization	(1,580)	(1,580)	(1,580)	(1,580)
Provision for contingencies	(1,336)	(473)	(59,512)	(42,138)
Other operating expenses	(11)	(3)	(1,882)	(1,174)

	(3,256)	(2,357)	(73,001)	(75,935)

Other operating revenues, net	1,206	1,378	7,794	47,900

(a) It mainly refers to reversal of the provision for PIS and COFINS set up by the TIM Nordeste in 2006 (Note 21).

29	Financial revenues

	Parent Company			Consolidated

	2007	2006	2007	2006

Interest on short-term investments in the
money market	2,419	1,812	24,516	117,028
Monetary adjustment	802	995	28,429	14,623
Interest received from clients	-	-	17,221	13,620
Recovery of PIS/COFINS (Note 3.d and 8)	-	-	23,424	30,183
Other revenues	-	32	10,533	16,931

	3,221	2,839	104,123	192,385

30	Financial expenses

	Parent Company			Consolidated

	2007	2006	2007	2006

Interest on loans and financing	(2)	-	(208,546)	(240,221)
Interest paid to suppliers	-	-	(12,699)	(29,314)
Interest on taxes and rates	(4)	-	(6,849)	(10,035)
Monetary adjustment	(477)	-	(73,267)	(47,313)
CPMF	(647)	(604)	(51,941)	(48,568)
Discounts given	-	-	(11,361)	(7,880)
Charges on payment in installments	-	-	-	(20,017)
Other expenses	(44)	(16)	(15,450)	(20,940)

	(1,174)	(620)	(380,113)	(424,288)

31	Exchange variation – net

	Parent
	Company		Consolidated

	2006	2007	2006

Revenues
Loans and financing	-	35,535	121,304
Suppliers	23	25,434	38,180
Swap	-	33,812	83,972
Other	-	7,322	11,413

	23	102,103	254,869

Expenses
Loans and financing	-	(28,531)	(112,157)
Suppliers	(6)	(15,068)	(26,213)
Swap	-	(46,793)	(158,619)
Other	(3)	(14,572)	(13,012)

	(9)	(104,964)	(310,001)

Exchange variaton – net	14	(2,861)	(55,132)

32	Non-operating income

	Parent Company		Consolidated

	2007	2007	2006

Revenues
Property, plant and equipment
disposed of	-	11,093	12,182
Other non-operating revenues	2	283	-

	2	11,376	12,182

Expenses
Cost of Property, plant and
equipment disposed of	-	(35,798)	(9,656)

Non-operating income	2	(24,422)	2,526

33	Income tax, social contribution expenses and tax losses

	Parent Company	Consolidated

			2006
	2006	2007	Adjusted

Income tax for the year	(2,736)	(76,768)	(60,972)
Social contribution for the year	(9)	(27,977)	(20,945)

	(2,745)	(104,745)	(81,917)

Deferred income tax	(2,536)	-	(63,887)
Deferred social contribution	(913)	-	(23,020)

	(3,449)	-	(86,907)

Amortization of goodwill paid on
privatization	-	(50,450)	(50,450)

Provision for income tax and social
contribution contingencies	-	(11,610)	-

Fiscal Incentive – ADENE (reversal)	-	(32)	16,141

	(6,194)	(166,837)	(203,133)

Below, the reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income for the year:

	Parent Company

	2007	2006

Pretax income (loss)	76,095	(279,348)

Combined tax rate	34%	34%

Income tax and social contribution at the combined tax rate	(25,872)	94,978

(Additions)/Exclusions:
Equity pickup	28,344	(90,149)
Unrecognized tax losses and temporary differences	(2,472)	(11,023)

	25,872	(101,172)

Income tax and social contribution charged to the income for
the year	-	(6,194)

Tax rate in effect	-	-2.22%

		Consolidated

		2006
	2007	Adjusted

Pretax income (loss)	242,932	(82,409)

Combined tax rate	34%	34%

Income tax and social contribution at the combined tax rate	(82,597)	28,019

(Additions)/Exclusions:
Unrecognized tax losses and temporary differences
	(55,420)	(252,547)
Provision for income tax and social contribution
contingencies	(11,610)	-
Permanent (additions)/exclusions	(20,072)	19,740
Others	2,862	1,655

	(84,240)	(231,152)

Income tax and social contribution charged to the income
for the year	(166,837)	(203,133)

Tax rate in effect	68.68%	-246.49%

Accumulated tax losses and negative bases

The accumulated tax losses and negative bases give rise to tax credits which are recognized only when the prospects of realization are consistent. No statutes of limitation apply to these credits, which can be summarized as follows:

		Tax losses		Negative bases

	2007	2006	2007	2006

TIM Celular	3,554,473	3,683,616	3,554,473	3,683,616
TIM Nordeste	2,393,527	2,397,426	2,393,259	2,397,337
TIM Participações	19,348	14,523	19,349	14,523

	5,967,348	6,095,565	5,967,081	6,095,476

Corresponding tax credit	1.491.837	1.523.891	537.037	548.593
unrecognized

34	Transactions with Telecom Italy Group

The transactions with Telecom Italy Group, which are performed under regular conditions, similarly to those with third parties, are thus composed:

Consolidated

		Assets

	2007	2006

Entel Bolívia (1)	767	838
Telecom Personal Argentina (1)	1,020	5,135
Telecom Sparkle (1)	3,789	5,649
Telecom Italia S.p.A. (2)	2,780	4,609
Other	948	72

Total	9,304	16,303

		Liabilities

	2007	2006

Telecom Italia S.p.A. (2)	51,129	34,765
IT Telecom Italia (3)	263	284
Entel Bolívia (1)	255	89
Telecom Personal Argentina (1)	3,448	2,951
Telecom Sparkle (1)	4,826	6,739
Italtel (3)	42,518	38,928
Other	860	308

Total	103,299	84,064

		Revenue

	2007	2006

Telecom Italia S.p.A. (2)	12,221	8,645
Telecom Personal Argentina (1)	2,884	6,556
Telecom Sparkle (1)	7,816	4,501
Other	1,315	1,415

Total	24,236	21,117

		Cost/Expense

	2007	2006

Telecom Italia S.p.A. (2)	26,551	23,314
Italtel (3)	3,086	1,042
Telecom Sparkle (1)	21,324	17,747
Telecom Personal Argentina (1)	7,321	8,376
Other	1,622	1,386

Total	59,904	51,865

(1)	These refer to roaming, value-added services – VAS and media assignment.

(2)	These amounts refer to international roaming, technical post-sales assistance and value- added services – VAS.

On May 3, 2007, the Company´s A dministrative Council approved a cooperation and support agreement with Telecom Italia S.p.A. valid for up to 12 months, which will not exceed €14.521 thousand (approximately R$38,000). Until December 31, 2007 a provision of €13.601 thousand (approximately R$35,000) had been set. This agreement is intended to add value to the Company by making it benefit from Telecom Itália´s experience in (i) improving effectiveness and efficiency by adopting in-house solutions; and (ii) sharing systems, services, processes and better practices widely used in the Italian market, which can be easily customized to the Company´s requirements.

(3)	These refer to development and maintenance of software pieces used in telecommunications service billing.

35	Financial instruments and risk management

The following are the main risks to which the Company and its subsidiaries are exposed:

(i)	Exchange rate risks

The exchange rate risk relates to the possibility of the subsidiaries to compute losses resulting from fluctuations in exchange rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

As of December 31, 2007 the subsidiaries’ loans indexed to the exchange variance of foreign currencies are fully covered by swap contracts. Earnings or losses resulting from these agreements are charged to the income.

There are no significant financial assets indexed to foreign currencies.

(ii)	Interest rate risks

The interest rate risks relate to:

• Possibility of variances in the fair value of financing indexed to the TJLP, in the event the latter does not proportionately follows those of CDI – Interbank Deposit Cetificates.
Gains or losses arising from swap contracts are recorded under “Income “.

•
Possibility of an unfavorable change in interest rates, with a resulting increase in financial expenses incurred by the subsidiaries, due to fluctuation of interest rate on part of their hedge debt and obligations At December 31, 2007, the subsidiaries’ financial resources are mostly invested in CDI, which considerably reduces this risk.

(iii)	Credit risk inherent in services rendered

This risk is related to the possibility of the subsidiaries computing losses originating from the difficulty in collecting the amounts billed to customers. In order to mitigate this risk, the Company and its subsidiaries perform credit analysis that assist the management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the telephone, in case customers default on payment of their bills.

)
(iv)	Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The policy adopted by the Company’s subsidiaries for the sale of telephone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted during the normal course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with its commercial partners. There is no single client who accounts for more than 10% of net receivables from sales of goods as of December 31, 2007 and 2006, or sales revenues during the years ended 2007 and 2006.

(v)	Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing its short-term investments and swap contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources in connection with work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the subsidiaries.

Market value of financial instruments

The estimated market value of financial instruments, especially cash and cash equivalents, accounts receivable and short-term financial instruments approximates their book value, given their short duration. Below, the financial instruments with market value different from their book value:

		2007		2006

		Market		Market
	Book value	value	Book value	value

Loans and financing	2,142,813	2,144,748	2,198,087	2,198,466
Swap contracts	3,056	(2,072)	22,354	13,103

	2,145,869	2,142,676	2,220,441	2,211,569

The market value of loans and financing and hedge contracts was determined based on future discounted cash flow and at interest rates applicable to similar instruments which involve the same risks and conditions or are based on their market quotations.

The market values were estimated at a specific time, using available information and the Company’s own evaluation methods. Any change in the underlying assumptions may significantly affect the estimates.

36	Pension plans and other post-employment benefits

The provision for pension and medical care plans as of December 31 is thus composed:

		Parent Company

	2007	2006

Term of atypical contractual relationship	4,614	4,245
PAMA	512	310

	5,126	4,555

		Consolidated

	2007	2006

Term of atypical contractual relationship	4,614	4,245
PAMA	2,567	1,838
PAMEC / Apólice de Ativos	196	-

	7,377	6,083

Supplementary Pension Plan

On August 7, 2006, the Company´s administrative council approved the implementation by Itaú Vida e Previdência S.A. of PGBL and VGBL Supplementary Pension Plans for the Company and the TIM Celular and TIM Nordeste. All employees not benefiting from pension plans sponsored by the Company and its subsidiaries are eligible for these supplementary plans.

Term of Atypical Contractual Relationship

The Company is the succeeding sponsoring company arising from the partial spin-off of Telecomunicações do Paraná S.A – TELEPAR, of the private pension supplementation plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

This agreement covers 86 employees hired before December 31, 1982 to whom a supplementary pension is granted, providing that they retire after a minimum service length of 30 years for men and 25 years for women.

As a result of Telebrás split in June 1998, the Company opted for extinguishment of this supplementary pension plan, and accordingly, the participants were entitled to payment in cash of accumulated benefits or transfer of the obligations assumed under this plan to the PBT-SISTEL plan. Most of the participants opted for payment in cash or PBT-SISTEL plan ingress. The remainder, duly provided for, will be used to cover benefits due to employees who have not made their option (4 employees as of December 31, 2006 and 2007).

SISTEL and TIMPREV

The Company and the TIM Nordeste and TIM Celular have sponsored a private defined benefits pension plan for a group of TELEBRÁS system´s former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

As in 1999 and 2000, the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans per sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries in 2002, like other companies resulting from the former TELEBRÁS system, started the creation of a pension plan for defined contributions meeting the most modern social security standards adopted by private companies and allowing the possibility of migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling No. 1917 CGAJ/SPC, approved the statutes of the new pension plan, denominated Statutes of the TIMPREV Benefits Plan, defined contributions, which provide for new conditions for benefits granting and maintenance, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under this new plan, the sponsor´s regular contribution will correspond to 100% of a participant´s basic contribution , and TIMPREV´s managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the government-sponsored social security entity starts granting them.

  Normal retirement pension
  Early retirement pension
  Disability pension
  Deferred proportional benefit
  Death pension

However, as not all of the Company´s and its subsidiaries´ employees have migrated to TIMPREV plan, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain:

PBS: benefits plan of SISTEL for defined benefits, which includes the employees paying contributions to the plan (active) who participated in the plans sponsored by the companies of the former TELEBRÁS system;

“PBS Assistidos”: private pension plan for employees receiving benefits (inactive), for multi-sponsored benefits;

“Convênio de Administração”: for managing pension payment to retirees and pensioners of the predecessors of the subsidiary companies;

PAMEC/Apólice de Ativos: health care plan granted to pensioners of the predecessors of the subsidiary companies;

PBT: plan for defined benefits for pensioners of the predecessors of the company and its subsidiaries;

PAMA: health care plan for retired employees and their dependents, on a shared cost basis.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, and approved by CVM Deliberation No. 371, the actuarial position of these plans represents a surplus not recorded by the Company in view of the impossibility to recover such amounts and also considering that the amount of contributions will not be reduced for the future sponsor.

Due to the medical care plan (PAMA) and the supplemented medical care plan (PAMEC/Apólice de Ativos) deficits of R$512 (2006 – R$310) - the parent company; and R$2,763 (2006 R$1,838) - consolidated as of December 31, 2007, it was necessary to record actuarial liabilities.

In compliance with item 55 of the pronouncement, the sponsoring company opted for prompt recognition of the full amount of (gains)/losses for the year, against the net actuarial liabilities / (assets). This procedure will be consistently repeated in subsequent years, whether gains or losses are recorded.

On January 29, 2007 and April 9, 2007, through the Supplementary Social Security Secretariat, the Ministry of Social Security approved the transfer of the benefit plans management - PBS–Tele Celular Sul, TIM Prev Sul, PBT–TIM, Management Agreement, PBS–Telenordeste Celular and TIM Prev Nordeste (according to Communications SPC/DETEC/CGAT, nos. 169, 167, 168, 912, 171 and 170, respectively) from Fundação Sistel de Seguridade Social- SISTEL, to HSBC – Fundo de Pensão.

The other plans PAMA and PBS – Assistidos, remain under the management of Fundação Social de Seguridade Social - SISTEL. An exception is Plano PAMEC/Apólice de Ativos, which was terminated, with the Company remaining responsible for coverage of the respective benefit, from now on called PAMEC/Apólice de Ativos.

In view of the approval of the proposed migration by the Administrative Council in January 2006, and those of the Ministry of Social Security, the transfer of the above mentioned Funds from Fundação Sistel de Seguridade Social - SISTEL to HSBC – Fundo de Pensão came into effect in April 2007.

In 2007, the contributions to the pension funds and other post-employment benefits totaled R$247 (2006 - R$272).

Below, a statement of the actuarial assets and liabilities position under the pension and medical care plans as of December 31, 2006, in accordance with NPC-26 NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, as approved by CVM Deliberation No. 371. These rules apply to plans sponsored prior to the implementation of TIMPREV, which still have active participants.

Parent Company

a) Effects as of December 31:

	Plans			Total

	PBS	PAMA	2007	2006

Reconciliation of assets and liabilities as of 12/31/07	(*)

Present value of actuarial obligations	9,440	944	10,384	7,461

Fair value of the plan´s assets	(17,972)	(432)	(18,404)	(12,550)

Present value of obligations exceeding the fair value of assets	(8,532)	512	(8,020)	(5,089)

Actuarial liabilities (assets) – net	(8,532)	512	(8,020)	(5,089)

(*)	No assets have been recognized by the sponsoring company, given the impossibility of surplus reimbursement and reduction of contributions for the sponsoring company in the future.

b) Changes in net actuarial liabilities (assets)

		Plans
	PBS	PAMA

Net actuarial liabilities (assets) as of 12/31/06	(5,399)	310

Expense (revenue) recognized as the prior year´s income	(585)	30
Sponsoring company´s contributions	(21)	(1)
Recognized actuarial (gains) losses	(2,527)	173

Net actuarial liabilities (assets) as of 12/31/07	(8,532)	512

c) Statement of loss (gain) calculations

		Plans

	PBS	PAMA

Loss on actuarial obligations	2,632	254
(Gain) loss on the plan´s assets	(5,143)	(81)
Loss on employees´ contributions	(16)	-

(Gain) loss as of 12/31/07	(2,527)	173

d) Reconciliation of present value of obligations

		Plans

	PBS	PAMA

Value of obligations as of 12/31/06	6,793	668
Cost of current service	-	-
Interest on actuarial obligation	671	67
Benefits paid in the year	(656)	(45)
Obligations	2,632	254

Value of obligations as of 12/31/07	9,440	944

e) Reconciliation of fair value of assets

		Plans

	PBS	PAMA

Fair value of assets as of 12/31/06	12,192	358
Benefits paid in the year	(656)	(45)
Participants´ contributions	16	-
Sponsoring company´s contributions	21	1
Actual yield on assets in the year	6,399	118

Obligations as of 12/31/07	17,972	432

f) Expense forecast for 2008

		Plans

	PBS	PAMA

Cost of current service (including interest)	1	-
Interest on actuarial obligations	980	100
Yield on assets forecast	(2,218)	(40)

Total expenses recognized	(1,237)	60
Participants´ contributions forecast for next year	(15)	-

Total unrecognized expenses (revenues) – net	(1,252)	60

Consolidated

a) Effects recognized as of December 31:

						Plans		Total

				PAMEC/
		PBS	Convênio de	Apólice de
	PBS	Assistidos	Administração	Ativos	PBT	PAMA	2007	2006

Reconciliation of assets and
liabilities as of 12/31/07	(*)	(*)	(*)	(*)	(*)

Present value of actuarial obligations	25,948	4,948	897	196	1,431	4,733	38,153	35,023

Fair value of the plans´ assets	(45,122)	(8,025)	(2,078)	-	(2,321)	(2,166)	(59,712)	(53,717)

Present value of obligations exceeding
the fair value of assets	(19,174)	(3,077)	(1,181)	196	(890)	2,567	(21,559)	(18,694)

Net actuarial liabilities/ (assets)	(19,174)	(3,077)	(1,181)	196	(890)	2,567	(21,559)	(18,694)

(*)	No assets have been recognized by the sponsoring company, given the impossibility of surplus reimbursement and reduction of contributions for the sponsoring company in the future.

b) Changes in net actuarial liabilities (assets)

						Plans

				PAMEC/
		PBS	Convênio de	Apólice de
	PBS	Assistidos	Administração	Ativos	PBT	PAMA

Actuarial liabilities (assets) as of
12/31/06	(16,846)	(2,292)	(910)	(92)	(392)	1,838

Expense (revenue) recognized as
prior year´s income	(1,835)	(438)	(15)	(11)	(59)	204

Sponsoring company´s contributions	(67)	-	-	-	-	(6)

Actuarial (gains) losses recognized	(426)	(347)	(256)	299	(439)	531

Net actuarial liabilities (assets) as of 12/31/07	(19,174)	(3,077)	(1,181)	196	(890)	2,567

c) Statement of loss (gain) calculation

						Plans

				PAMEC/
		PBS	Convênio de	Apólice de
	PBS	Assistidos	Administração	Ativos	PBT	PAMA

(Gains) losses on actuarial obligations	1,455	62	(13)	65	(36)	534
(Gains) losses on the plans´ assets	(1,885)	(409)	(243)	234	(403)	(3)
(Gains) losses on employees´ contributions	4	-	-	-	-	-

(Gains) losses as of 12/31/07	(426)	(347)	(256)	299	(439)	531

d) Reconciliation of present value of obligations

						Plans

				PAMEC/
		PBS	Convênio de	Apólice
	PBS	Assistidos	Administração	de Ativos	PBT	PAMA

Value of obligations as of 12/31/06	23,842	4,782	898	123	1,420	3,958
Cost of current service	49	-	-	-		23
Interest on actuarial obligation	2,357	472	89	13	139	399
Benefits paid in the year	(1,755)	(368)	(77)	(5)	(92)	(181)
Obligations	1,455	62	(13)	65	(36)	534

Value of obligations as of 12/31/07	25,948	4,948	897	196	1,431	4,733

e) Reconciliation of fair value of assets

						Plans

				PAMEC/
		PBS	Convênio de	Apólice de
	PBS	Assistidos	Administração	Ativos	PBT	PAMA

Fair value of assets as of 12/31/06	40,688	7,074	1,808	215	1,812	2,120
Benefits paid in the year	(1,755)	(368)	(77)	(5)	(92)	(181)
Participants´ contributions	39	-	-	-	-	-
Sponsoring company´s contributions	67	-	-	-	-	6
Actual yield on assets in the year	6,083	1,319	347	(210)	601	221

Fair value of assets as of 12/31/07	45,122	8,025	2,078	-	2,321	2,166

f) Expense forecast for 2008

						Plans

				PAMEC/
		PBS	Convênio de	Apólice de
	PBS	Assistidos	Administração	Ativos	PBT	PAMA

Cost of current service (including interest)	25	-	-	-	-	37
Interest on actuarial obligations	2,693	513	93	21	148	502
Yield on assets forecast	(5,560)	(848)	(257)	-	(285)	(202)

Participants´ contributions forecast for next year	(35)	-	-	-	-	-

Total unrecognized expense (revenue) – net	(2,877)	(335)	(164)	21	(137)	337

Actuarial calculation assumptions

The main actuarial assumptions underlying calculations are as follows:

Actuarial obligation - nominal discount rate:	10.77% p.a.
Expected nominal yield rate on the plans´ assets:	12.57% p.a.
Estimated nominal salary increase ratio:	6.59% p.a.
Estimated nominal benefit increase ratio:	4.50% p.a.
General mortality biometric table:	AT83 segregated by sex
Disability commencement biometric table:	Mercer Disability Table
Expected turnover rate:	Nihil
Probability of retirement commencement	100% upon first entitlement to benefit under the Plan
Estimated long-term inflation rate	4.50%
Determination method	Projected Credit Unit Method

37	Management´s fees

The fees paid to the Company´s and its subsidiaries´ management in fiscal 2007 totaled R$8,862 (R$8,014 em 2006).

38	Insurance (unaudited)

It is the Company´s and its subsidiaries´ policy to monitor risks inherent in their operations, which is why as of December 31, 2007, they have insurance coverage against operating risks, third party liability, health, among others. The Management of the Company and its subsidiaries find the insurance coverage sufficient to cover any losses. The table below shows the main assets, liabilities or interests insured and the respective amounts:

Types	Amounts insured

Operating Risks	R$9,944,109
General Third Party Liability – RCG	13,502
100% Fipe Table,
Cars (Executive and Operational Fleets)	R$1,000 for RC (DM and DC)

39	Commitments

ANATEL

Under the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the subsidiaries have committed to implement and actually implemented, mobile personal telecommunications cover for the assigned area. Also under said Terms of Authorization, the subsidiaries are required to operate in accordance with the quality standards established by ANATEL, and comply with the related obligations. Should said terms fail to be met, the subsidiaries are subject to PADO (Obligation Non-Compliance Determination Procedures) and any subsequently applicable penalties.

Anatel has brought administrative proceedings against the subsidiaries for (i) noncompliance with certain quality service indicators; and (ii) default on certain other obligations assumed under the Terms of Authorization and pertinent regulations.

In their defense before ANATEL, the subsidiaries explained that there were several reasons for defaulting, most of them involuntary and not related to their activities and actions. The provision for regulatory contingencies shown in the balance sheet reflects the amount of losses expected by the Management (Note 21).

Rentals

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below, a list of minimum rental payments to be made under such agreements:

2008	198,524
2009	206,336
2010	214,501
2011	222,992
2012	231,823

1,074,176

40	Changes in preparation and disclosure of financial statements

The Law 11.638 promulgated on December 28, 2007 amends and revokes provisions of Law 6.404 of December 15, 1976 and Law 6.385 of December 7, 1976.

The provisions of this new law apply to financial statements for fiscal years ending from January 1, 2008 on, with the following changes for listed companies:

Preparation of financial statements

Under the new Law, there must be clear distinction between financial statements prepared for fiscal purposes and those intended for compliance with the Corporate Law. The adjustments entries made solely for compliance with accounting standards and the financial statements prepared for the same purpose can neither be the basis for tax and contribution levying, nor will they have other tax effects.

However, the deferred taxes and contributions, as the case may be, should be adequately recognized in the financial statements, in accordance with accounting standards in force.

Changes in accounting standards

In business combination operations performed between independent parties and in connection with actual control transfer, the assets and liabilities of the company to be merged or resulting from the merger or split will be accounted for at market value.
The financial assets intended for negotiation or sale, including derivative instruments, are to be valued at market. The other assets must be valued at the acquisition or issue value, restated as legally required or contracted, and adjusted to the estimated realizable value, if this is lower than either of those.

Long-term assets and liabilities must be adjusted to present value, whereas current assets and liabilities must be brought to present value only if this has a relevant effect on the financial statements.

Companies are required to periodically analyze the recovery of amounts recorded as fixed, intangible and deferred assets, so that (a) all losses on capital invested be recorded, in the event it has been decided to discontinue enterprises or activities to which this capital is assigned, or where there is no proof that this capital will generate sufficient income for recovery thereof; or (b) the criteria for estimating the useful life and calculating depreciation, depletion and amortization can be reviewed and adjusted. The assets covered by commercial, financial lease contracts must be recorded as property, plant and equipment.

Investments in affiliates on whose management a company has significant influence or in which it holds 20% of the voting capital ( rather than the total capital, as before) , and in subsidiaries and other companies pertaining to a single group or who are under common control must be valued on the equity method.

As regards the shareholders´ equity, the revaluation reserve was eliminated, and a new account created under the heading “Adjustments to Equity Evaluation”. While not recorded as income for the year, on the accrual basis, the counterentries to increases or decreases in assets and liabilities valued at market will be classified as adjustments to equity evaluation, under “Shareholders´ Equity”.

The preparation of cash flow and value-added statements is rendered mandatory, as a substitute for the statement of changes in financial position. These statements have already been consistently presented by the Company since 2006.

For the time being it is impossible to foresee all the impacts of Law no. 11.638 on the results of operations and the financial position of the Company and its subsidiaries, as reflected in their financial statements for the year ending December 31, 2008, and retroactively, those for the year ended December 31, 2007, presented comparatively to those for December 31, 2008.

41	Transactions with Grupo Telefônica

On April 28, 2007, Assicurazioni Generali S.p.A, Intesa San Paolo S.p.A, Mediobanca S.p.A., Sintonia S.p.A and Telefónica S.A. entered into an agreement to acquire the whole capital of Olimpia S.p.A., a company which, in turn, held approximately 18% of the voting capital of Telecom Itália S.p.A., the Company´s indirect parent company. This acquisition was made through Telco S.p.A. (“Telco”). With the implementation of the operation in October 2007, Telco came to hold 23.6% f the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações.

Through its Act no. 68.276/2007 published in the Federal Government Official Gazette of November 5, 200, ANATEL approved the operation and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefônica and TIM group companies in Brazil. For purposes of ANATEL requirements implementation, TIM Brasil, TIM Celular and TIM Nordeste submitted to ANATEL the necessary measures to ensure this segregation de facto and de jure in Brazil, so that Telefónica´s participation in Telco S.p.A. cannot characterize influence on the financial, operational and strategic decisions made by Grupo TIM´s Brazilian operators. Therefore, TIM continues to operate in the Brazilian market as independently and autonomously as before.

The agreements between the Grupo TIM operators controlled by TIM Participações and the Grupo Telefónica´s operators in Brazil, in force at December 31, 2007, refer solely to telecommunications services covering interconnection, roaming, site sharing and co-billing procedures, as well contracts relating to CSP(provider operation code) at regular price and conditions, in accordance with pertinent legislation.

As of December 31, 2007, receivables and payables arising from these agreements amount to R$202,269 and R$163,728, respectively. The amounts recorded as “Income” by the Company after approval of the transaction are represented by operating revenues and expenses amounting to R$246,137 and R$158,983, respectively.

42	Supplementary information

a. Statements of Cash Flow

	Parent Company		Consolidated

				2006
	2007	2006	2007	Adjusted

Operating Activities
Net Income (Loss) for the year	76,095	(285,542)	76,095	(285,542)
Adjustments for reconciliation of income to cash and
cash equivalents:
Depreciation and amortization	1,580	1,580	2,323,674	2,234,437
Equity pickup	(83,364)	265,145	-	-
Deferred income tax and social contribution	-	3,449	62,060	137,357
Prescribed dividends	(3,554)	(2,757)	(5,145)	(4,523)
Actuarial liabilities	571	971	1,294	2,499
Residual value of permanent assets written off	-	-	35,798	9,656
Monetary adjustment of asset retirement obligations	-	-	18,779	26,594
Monetary adjustment of escrow deposits	(211)	-	(15,038)	-
Monetary adjustment of contingencies	477	-	49,624	-
Interest, monetary adjustment and exchange
variation on loans and financing	-	-	220,172	327,324
Interest on short term. inv.in the money market	(2,419)	(1,812)	(24,516)	(117,028)
Allowance for doubtful accounts	-	-	714,571	451,976

Decrease (increase) in operating assets
Trade receivables	-	-	(1,222,439)	(898,883)
Taxes and contributions recoverable	(184)	19,037	(151,191)	(19,028)
Inventories	-	-	(114,018)	51,133
Prepaid expenses	-	-	(13,629)	(170,815)
Interest on own capital received	-	146,776	-	-
Other current assets	(95)	233	(8,307)	2,725
Other long-term assets	(2,139)	(719)	(30,028)	(21,847)

Increase (decrease) in operating liabilities
Labor obligations	(591)	(624)	18,060	(1,935)
Suppliers – trade payables	(111)	(1,405)	298,357	(99,548)
Taxes, rates and contributions	(60)	(20,844)	200,081	8,303
Provision for contingencies	243	(47)	26,373	(17,589)
Other current liabilities	22,998	(197)	42,738	23,158

Net cash and cash equivalents generated by operating
activities	9,236	123,244	2,503,365	1,638,424

Investment activities
Short-term investments in the money market	(36,173)	7,730	566,185	769,417
Additions to property, plant and equipment	-	-	(1,759,262)	(2,227,467)
Additions to intangibles	-	-	(29,034)	-

Net cash and cash equivalents generated (used) by
investment activiities	(36,173)	7,730	(1,222,111)	(1,458,050)

Financing activities
Capital reduction	450,762	-	-	-
New loans	-	-	1,162,235	1,078,445
Amortization of loans	-	-	(1,466,836)	(1,070,665)
Amortization of authorizations	-	-	(11,517)	-
Dividends and interest on own capital paid	(440,138)	(114,659)	(440,291)	(114,889)

Net cash and cash equivalents generated (used) by
financing activities	10,624	(114,659)	(756,409)	(107,109)

Increase (decrease) in cash and cash equivalents	(16,313)	16,315	524,845	73,265

Cash and cash equivalents at the beginning of the year	16,370	55	592,565	519,300

Cash and cash equivalents at the end of the year	57	16,370	1,117,410	592,565

	Parent Company		Consolidated

				2006
	2007	2006	2007	Adjusted

Supplementary information on cash flow:
Income tax and social contribution paid	-	-	55,723	25,966
Interest paid	-	-	240,260	260,150
Capitalized interest	-	-	11,347	16,564

Payables from expenses incurred on additions to
property, plant and equipment	-	-	1,044,175	937,468

b. Value-Added statements

	Parent Company		Consolidated

				2006
	2007	2006	2007	Adjusted

Revenues
Gross operating revenue	-	-	17,214,652	13,877,559
Allowance for doubtful accounts and losses	-	-	(714,571)	(451,976)
Discounts granted, returns and other	-	-	(1,192,598)	(839,613)
Non-operating revenues (expenses) – net	2	-	(24,422)	2,526

	2	-	15,283,061	12,588,496

Input acquired from third parties
Cost of services rendered and goods sold	-	-	(5,159,299)	(3,951,472)
Materials, energy, third parties´ services and other	(4,320)	(8,574)	(2,346,739)	(2,045,027)

	(4,320)	(8,574)	(7,506,038)	(5,996,499)

Withholding
Depreciation and amortization	(1,580)	(1,580)	(2,323,674)	(2,234,437)

Value-added produced – net	(5,898)	(10,154)	5,453,349	4,357,560

Value added received through reclassification
Equity pickup	83,364	(265,145)	-	-
Financial revenues	3,221	2,862	206,226	447,254

	86,585	(262,283)	206,226	447,254

Total undistributed value-added	80,687	(272,437)	5,659,575	4,804,814

Value-added distributed
Personnel and relatedcharges	2,067	4,954	530,513	507,071
Taxes, rates and contributions	1,894	7,972	4,429,492	3,708,063
Interest and rentals	631	179	623,475	875,222
Dividends	72,290	-	72,290	-
Retained earnings (accumulated losses)	3,805	(285,542)	3,805	(285,542)

	80,687	(272,437)	5,659,575	4,804,814

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 11, 2008	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.